  Exhibit 99.3

Denison Mines Corp.

Annual General and Special Meeting of Shareholders

Monday, May 12, 2025

Notice of Meeting &
Management Information Circular
Dated March 28, 2025

Dear Denison Shareholder,

On behalf of the Board of Directors, I hereby provide notice to you of the annual general and special meeting (‘Meeting’) of shareholders of Denison Mines Corp. (‘Denison’ or the ‘Company’)

Meeting Time & Location:

11:30am ET, Monday, May 12, 2025
At the offices of the Company, 1100 – 40 University Avenue, Toronto, Ontario, Canada.

Your vote is important. We recommend you vote your Denison shares in advance of the meeting.
We believe it is in the best interests of our shareholders, directors and employees for shareholders to communicate their votes and their opinions with the Company in advance of, instead of only at, the meeting. Only registered shareholders and duly appointed proxyholders will be permitted access to the meeting. The attached Management Information Circular contains important information about the matters to come before the meeting, how you can ask questions of the directors and/or management and how you can vote in advance of the meeting.

If you have general questions about the Company’s business, please do not wait for the meeting. Instead, contact us at any time (see contact details in the Management Information Circular).

What’s Inside
    Notice of Meeting
    Management Information Circular                      1
    Business of the Meeting                                      6
    Corporate Governance Practices  21
    ●   Roles of Board, Chair, CEO  21
    ●   Board Committees  22
    ●   Denison’s Core Policies  26
    ●    Diversity within Denison    29
    ●    CSR & Sustainability  31
    ●    Risk Governance & Oversight  31
    ●    Director Education  34
    Director Compensation                                             35
    Executive Compensation                                          40
    Equity Compensation Plans                                      57
    Additional Information                                                64
    Appendix A: Mandate of the Board                            66
    Appendix B: Amended Share Unit Plan                      69

The Company in 2024:

The Denison team was active across all aspects of our business in 2024, and owing to several important achievements during the year, we are well-positioned to execute on our objective to build and operate the next new large-scale uranium mine in northern Saskatchewan.

We significantly advanced the regulatory approvals process for our proposed In-Situ Recovery (‘ISR’) project at the Wheeler River Phoenix deposit (‘Phoenix project’), culminating in the Canadian Nuclear Safety Commission (‘CNSC’) scheduling a two-part public hearing (‘Hearing’) for the project to occur in late 2025, which could allow for project approvals and start of construction in early 2026 and for first production to be achieved, in line with our previous guidance, by the first half of 2028.

In anticipation of this timeline, our operations team has progressed our detailed design engineering efforts for Phoenix – having achieved approximately 65% completion of total engineering by the end of 2024.  With clarity on the Hearing schedule, our operations team can now finalize our construction plans with greater precision and with an objective to be ready to commence construction shortly after receiving the necessary regulatory approvals.

We also announced the signing of a Mutual Benefits Agreement with Kineepik Métis Local #9, a Community Benefit Agreement with the northern Village of Pinehouse Lake, and a Sustainable Communities Investment Agreement with multiple northern municipalities.  With each of these agreements, Denison has obtained further consent and support for mine development and operations on the Wheeler River property.

Beyond Wheeler River, there were notable developments from our McClean Lake and Midwest joint ventures with Orano Canada Inc. (‘Orano Canada’) and our exploration project portfolio.  At McClean Lake, development work progressed at the McClean North deposit in preparation for the restart of mining in 2025, which will use the joint venture’s patented Surface Access Borehole Resource Extraction (‘SABRE’) mining method.  At Midwest, an inaugural ISR field test program was completed, which validated key assumptions and advanced our evaluation of the potential use of ISR mining at Midwest. In an effort to amplify our exposure to exploration discovery, we also entered into agreements with each of Foremost Clean Energy (Nasdaq: FMST) and Cosa Resources (TSX-V: COSA) to collaborate on the exploration of several of Denison’s non-core exploration properties.

Our diverse portfolio of Athabasca Basin uranium mining, development and exploration projects provides Denison with several levers to enhance our exposure to the ongoing positive evolution of the uranium market.  Despite recent volatility on the spot market, where transactions are often discretionary and volumes can be sporadic, the market for long-term supply contracts continues to demonstrate strength, as evidenced by the 16% increase in UxC’s long-term price indicator from US$68.00/lb U3O8 to US$79.00/lb U3O8 during 2024.

Looking ahead, we entered 2025 with a strong debt-free balance sheet that can support Denison’s ambitious plans for this year and beyond. While we continue to invest in exploration and evaluation programs at our pipeline properties, we remain laser focused on readying Phoenix for a Final Investment Decision (‘FID’) and the commencement of construction in early 2026.  Accordingly, our efforts will continue to concentrate on the completion of (i) detailed engineering design, (ii) provincial and federal licencing and permitting, (iii) pre-FID construction planning and field work, and (iv) long-lead procurement activities, including the expected purchase of over $60 million in additional equipment that is reflected in the initial capital purchases estimated in our 2023 Phoenix Feasibility Study.

As we advance towards our goal of becoming Canada’s next uranium producer, the Board of Directors and the management team thank you for your continued support of, and interest in, Denison.

Sincerely,
David Cates, Director,
President & Chief Executive Officer

Notice of Annual General & Special Meeting of Shareholders

You are hereby given notice of the Annual General & Special Meeting of the Shareholders of Denison Mines Corp. (“Denison” or the “Company”).

When	Where
Monday, May 12, 2025 11:30 a.m. (Eastern Time) Please plan to vote in advance of the meeting.	The offices of the Company 1100 – 40 University Avenue, Toronto, Ontario M5J 1T1 There will be no reception, management presentation or refreshments.

The purpose of the Meeting is:

(a) to receive the consolidated financial statements of the Company for the year ended December 31, 2024, along with the auditor’s report on the statements;
(b) to approve the re-appointment of KPMG LLP as the Company’s auditor for the upcoming year, and to authorize the directors to fix its remuneration;
(c) to elect eight directors to the Board of Directors for the upcoming year;
(d) to pass, with or without variation, a special resolution, to authorize the Board of Directors of the Company to set the number of directors from time to time within the minimum and maximum number of directors set forth in the articles of the Company, in accordance with Section 125(3) of the Business Corporations Act (Ontario);
(e) to pass, with or without variation, an ordinary resolution, to approve the Company’s amended and restated Share Unit Plan;
(f) to consider a non-binding advisory resolution on the Company’s approach to executive compensation; and
(g) to transact such other business as may properly come before the Meeting.

The Company is not aware of any items of business to be brought before the Meeting other than those noted above and further described in the accompanying Management Information Circular (the “Circular”). If you held shares in Denison on March 24, 2025, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

Your vote is important. We recommend you vote your shares in advance of the meeting.

We believe it is in the best interests of our shareholders, directors and employees for shareholders to communicate their votes and their opinions with the Company in advance of, instead of only at, the meeting. Only registered shareholders and duly appointed proxyholders will be permitted at the meeting.

We also recommend you refer to the Annual General Meeting page of the Company’s website at www.denisonmines.com for the most up-to-date information regarding the meeting.

2025 DENISON NOTICE OF MEETING

How to Vote:

This notice is accompanied by the Circular which describes who can vote, how to vote, and what the Meeting will cover.

Please vote by using the proxy form or voting instruction form, as applicable, included with the “notice and access” notification and return it before 11:30 a.m. (Eastern Time) on May 8, 2025 in accordance with the instructions provided.

Meeting Materials:

As described in the “notice and access” notification mailed to shareholders of the Company, Denison has opted to deliver its Meeting materials to shareholders by posting them on its website at www.denisonmines.com. The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company’s paper and printing use and the Company’s printing and mailing costs.

The Meeting materials will be available on the Company’s website by April 8, 2025 and will remain on the website for one full year. The Meeting materials will also be available on SEDAR+ at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission at www.sec.gov/edgar by April 8, 2025.

Shareholders who wish to receive paper copies of the Meeting materials prior to the meeting may request copies from Denison by calling 1-888-260-4455 or by sending an email to info@denisonmines.com. We recommend requests be made no later than April 28, 2025. Please note that Denison cannot guarantee delivery, and delivery could be subject to delay.

The 2024 Annual Report, including the audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2024, has been mailed to those shareholders who requested a copy. This information is also available on Denison’s website at www.denisonmines.com, on SEDAR+ and EDGAR or on request by contacting the Company.

Contact Us:

If you have questions about the matters to be considered at the meeting and/or if you wish to obtain additional information about Denison’s business, please do not wait until the Meeting. You can contact the Company directly:

Online:	www.denisonmines.com and https://denisonmines.com/investors/agm-information/
Email:	info@denisonmines.com
Regular Mail:	1100 - 40 University Avenue, Toronto, Ontario M5J 1T1
Phone:	416-979-1991 or 1-888-260-4455

Yours truly,

David Cates
Director, President & Chief Executive Officer
Dated March 28, 2025

2025 DENISON NOTICE OF MEETING

Management Information Circular

About this Circular

You have received this Management Information Circular (the “Circular”) because you owned common shares of Denison Mines Corp. on March 24, 2025 (the “Record Date”) and have the right to vote at the Annual General & Special Meeting of Shareholders on May 12, 2025 (the “Meeting”).

Management is soliciting your proxy for the Meeting.

We recommend you vote your Shares in advance of the meeting. We believe it is in the best interests of our Shareholders, directors and employees for Shareholders to communicate their votes and their opinions with the Company in advance of, instead of only at, the meeting. There will be no reception, presentation or refreshments. Accordingly, only registered shareholders and duly appointed proxyholders will be permitted access to the meeting.

We recommend you refer to the Annual General Meeting page of the Company’s website at www.denisonmines.com for the most up-to-date information regarding the meeting and as a method to ask questions of the directors and/or management in advance of the meeting.

This Circular provides the information that you need to have your vote recorded at the Meeting.
●
If you are a registered holder of Shares, you have been sent a proxy form.
●
If your Shares are held by a nominee, you may receive either a proxy form or voting instruction form and should follow the instructions provided by the nominee.

The Company is not aware of any items of business to be brought before the Meeting other than those described in this Circular and there will be no management presentation on the business and operations of the Company at the Meeting.

The Board of Directors (“Board”) has approved the Circular contents and has directed management to make it available to you. The information in the Circular is given as of March 28, 2025, unless otherwise noted.

Management’s solicitation of proxies is being made by mail and electronic means, at Denison’s expense. Proxies may also be solicited personally or by telephone by directors, officers, employees and agents of the Company.

In this Circular, “Denison” or the “Company” means Denison Mines Corp., “Shares” means Denison’s common shares and “Shareholders” means holders of Shares. All amounts are in Canadian dollars, unless otherwise indicated.

Voting Your Denison Shares

We are encouraging all Shareholders to vote by using the proxy form or voting instruction form provided, to vote their Shares in advance of the Meeting, and avoid voting in person.

2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Registered Shareholders
If you were a registered Shareholder on the Record Date, you may vote in person at the Meeting or give management, or another person, the authority to represent you and vote your Shares at the Meeting, as described below under “Voting by Proxy”. Importantly, if you vote by proxy and give directions on how to vote your Shares, your proxyholder must vote (or withhold from voting) your Shares according to your instructions, including on any ballot votes that take place at the Meeting.

You are asked to return your proxies using the following methods by the proxy deposit date noted on your proxy, which is by 11:30 a.m. (Eastern Time) on May 8, 2025:

Internet:	Go to www.investorvote.com and follow the instructions.
Telephone:	You may enter your voting instructions by telephone at: 1-866-732-8683 (toll free within North America), or312-588-4290 (international direct dial)
Facsimile:	Fax to Computershare at 1-866-249-7775 or 416-263-9524.
Regular Mail:
Complete the form of proxy or any other proper form of proxy, sign it and mail it to Computershare at:

Computershare Investor Services Inc.
Toronto Office, Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1

Non-Registered (Beneficial) Shareholders
Your Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your Shares are registered in the name of a nominee, you are a non-registered Shareholder. Your nominee is entitled to vote the Shares held by it on the Record Date. Your nominee is required to seek your instructions as to how to vote your Shares. You may vote your Shares through your nominee or in-person.

To vote your Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered Shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of Shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered Shareholders to direct the voting of the Shares that they beneficially own.

Many of the Company’s non-registered Shareholders are asked to return voting instructions using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

Internet:	Go to www.proxyvote.com and follow the instructions.
Telephone:	You may enter your voting instructions by telephone at: 1-800-474-7493 (English) or 1-800-474-7501 (French).
Regular Mail:	Complete the voting instruction form, sign it and mail it in the envelope provided.

If you are a non-registered Shareholder and would like to vote your Shares in person at the Meeting, you should take the following steps:
1.  appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or proxy form, and
2. follow the nominee’s instructions for return of the executed form or other response.

Do not otherwise complete the form. Your vote, or your designate’s vote, will be taken at the Meeting.

2025 DENISON MANAGEMENT INFORMATION CIRCULAR

There are two kinds of non-registered Shareholders (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs” and (ii) those who do not object to their name being made known to the issuers of securities they own, known as non-objecting beneficial owners or “NOBOs”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, Denison has elected to send the notice of meeting, this Circular and proxy form (collectively, the “Meeting Materials”) indirectly to the NOBOs.
Denison intends to pay for intermediaries such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees (“Intermediaries”) to forward the Meeting Materials to OBOs.

Voting by Proxy

A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the internet, as described on the proxy form or voting instruction form provided.

Your Proxy Vote and Appointing a Proxyholder
All Shares represented by properly completed proxies received at the Toronto office of Computershare Investor Services Inc. by 11:30 a.m. (Eastern Time) on May 8, 2025 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting will be voted or withheld from voting at the Meeting in accordance with your instructions on the proxy form. On the proxy form, you can indicate how you want to vote your Shares or you can let your proxyholder decide for you. A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your Shares.

If you give directions on how to vote your Shares, your proxyholder must vote (or withhold from voting) your Shares according to your instructions, including on any ballot votes that take place at the Meeting. If you have not specified how to vote on a particular matter, then your proxyholder can vote your Shares as he or she sees fit. Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

You may choose anyone to be your proxyholder, including someone who is not a Shareholder of Denison. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Denison, are appointed to act as your proxyholder. If you have not specified whether or how to vote on a particular matter and the persons designated in the form are appointed as your proxyholder, your Shares will be voted as follows:

●
FOR the re-appointment of KPMG LLP as the Company’s independent auditor until the next Annual Meeting of Shareholders, and authorization of the Board to fix its remuneration;

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FOR the election as directors of all nominees listed in this Circular;

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FOR the approval of the special resolution to authorize the Board to set the number of directors from time to time within the minimum and maximum number of directors set forth in the Company’s articles;

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FOR the approval of the amended and restated Share Unit Plan; and

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FOR the non-binding advisory vote on executive compensation.

For more information on how to vote, registered Shareholders may contact Computershare by telephone at 1-800-564-6253 or by e-mail to service@computershare.com.

2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Revoking Your Proxy
If you are a registered Shareholder who has given a proxy, you may revoke it by delivering a written notice, stating that you want to revoke your proxy to: Corporate Secretary, Denison Mines Corp., 1100 - 40 University Avenue, Toronto, Ontario, Canada M5J 1T1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or by attending the Meeting and notifying the Chair of the Meeting prior to the commencement of the Meeting that you have revoked your proxy. A registered Shareholder may also revoke its proxy by completing and signing a proxy bearing a later date and depositing it with Computershare, provided it is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.

The notice can be from you or your attorney, if he or she has your written authorization. If the Shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

Additional Matters Presented at the Meeting
The proxy form or voting instruction form provided confers discretionary authority upon the persons named as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

If you sign and return the proxy form and any matter is presented at the Meeting in addition, as an amendment or a variation to the matters described in the Notice of Meeting, the Denison officers named as proxies will vote in their best judgment. When this Circular went to press, Denison’s management was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in the Notice.

Notice and Access

The Company delivers its Meeting materials to Shareholders by posting them on its website at www.denisonmines.com, rather than mailing physical copies of the materials to all Shareholders. The Meeting materials will be available on the Company’s website by April 8, 2025 and will remain on the website for one full year. The Circular will also be available by April 8, 2025 on SEDAR+ at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission (“SEC”) at www.sec.gov/edgar.

The Company has decided to mail paper copies of the Circular to those registered and non-registered Shareholders who had specifically elected to receive paper copies of the Company’s Meeting materials. All other Shareholders will receive a “notice and access” notification which will contain information on how to obtain electronic and paper copies of the Circular in advance of the Meeting and for a full year following the Meeting.

Electronic Delivery of Documents

Every year, as required by laws governing public companies, the Company delivers documentation to Shareholders. In order to make this process more convenient, Shareholders may choose to be notified by email when the Company’s documentation, including the Meeting materials, is posted on the Company’s website (www.denisonmines.com) and, accordingly, such documentation will not be sent in paper form by mail other than as required by applicable laws.

Delivery in an electronic format, rather than paper, reduces costs to the Company and benefits the environment. Shareholders who do not consent to receive documentation through email notification will continue to receive such documentation by mail or otherwise, in accordance with securities laws. By consenting to electronic delivery, Shareholders:

(i)
agree to receive all documents to which they are entitled electronically, rather than by mail; and

2025 DENISON MANAGEMENT INFORMATION CIRCULAR

(ii)
understand that access to the internet is required to receive a document electronically and certain system requirements must be installed (currently Adobe Acrobat Reader to view Adobe’s portable document format (“PDF”)). Such documents may include the interim consolidated financial reports, the annual report (including audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”)), the notice of annual and/or special meeting and related management information circular and materials, and other corporate information about the Company.

At any time, Denison may elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy will be mailed to Shareholders.

Registered Shareholders can consent to electronic delivery by completing and returning the form of consent included with the form of proxy. Non-registered Shareholders can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

Shareholders are not required to consent to electronic delivery. The Company will notify consenting Shareholders at the email address provided by the Shareholder on the form of proxy when the documents that the Shareholder is entitled to receive are posted on the Company’s website, with a link to the specific pages of the website containing the PDF document.

Voting Securities

Denison’s common shares are the only shares issued by the Company and each Share entitles the holder to one vote on all matters at the Meeting. In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company prepared a list of Shareholders on the Record Date for the Meeting of March 24, 2025. Each Shareholder named on the list will be entitled to vote at the Meeting the Shares shown on the list opposite such Shareholder’s name.

On March 24, 2025, the Company had 895,926,766 Shares issued and outstanding.

Principal Holders of Shares
To the knowledge of Denison’s directors and executive officers, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of Denison’s Shares.

Interest of Certain Persons or Companies in Matters to be Acted Upon
No director or executive officer or any person who has held such a position since January 1, 2024, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than their election pursuant to the election of directors and the approval of the Amended & Restated Share Unit Plan pursuant to which they are eligible participants.

2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Business of the Meeting

The purpose of the Meeting is:
(a) to receive the consolidated financial statements of the Company for the year ended December 31, 2024, along with the auditor’s report on the statements;
(b) to re-appoint KPMG LLP as the Company’s auditor for the upcoming year, and to authorize the directors to fix the remuneration of the auditor;
(c) to elect eight directors to the Board for the upcoming year;
(d) to pass, with or without variation, a special resolution, to authorize the Board of the Company to set the number of directors from time to time within the minimum and maximum number of directors set forth in the articles of the Company, in accordance with Section 125(3) of the Business Corporations Act (Ontario);
(e) to pass, with or without variation, an ordinary resolution to approve the Company’s amended and restated Share Unit Plan;
(f) to consider a non-binding advisory resolution on the Company’s approach to executive compensation; and
(g) to transact such other business as may properly come before the Meeting.

Receiving the Consolidated Financial Statements

The consolidated financial statements of the Company for the fiscal year ended December 31, 2024 are included in Denison’s 2024 Annual Report. The 2024 Annual Report was mailed to the Company’s registered and non-registered Shareholders who requested it and is available on Denison’s website at www.denisonmines.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

No vote of Shareholders is required with respect to this item of business.

The Re-Appointment of the Auditor

The Board recommends the re-appointment of KPMG LLP (“KPMG”) as the Company’s independent auditor, to hold office until the end of the next annual meeting of Shareholders, with the directors to fix the remuneration to be paid to KPMG for their services. KPMG was initially appointed auditor of the Company effective October 1, 2020 for the fiscal year ended December 31, 2020.

You may either vote for the re-appointment of KPMG as the Company’s auditor, to hold office until the end of the next annual meeting, and authorizing the directors to fix the auditor’s remuneration, or you can withhold your vote. Unless otherwise instructed, the named proxyholders will vote FOR the re-appointment of KPMG and authorizing their appointment and for the directors to fix KPMG’s remuneration.

2025 DENISON MANAGEMENT INFORMATION CIRCULAR

The Election of Directors

The term of office of each of the present directors of the Company expires at the Meeting. The Board has nominated eight directors to be elected at the Meeting, to serve as a director until the next annual meeting unless he or she resigns or is otherwise removed from office earlier. If the nominees are elected by Shareholders, the Board will be composed of members with a diversity and breadth of backgrounds and experience, along with the integrity and motivation required to properly discharge their fiduciary duties in the long-term best interests of the Company and all of its Shareholders.

Presented to Shareholders for consideration are:
(a) five nominees proposed for re-election, being Jennifer Traub (Board Chair), David Cates (Company President & CEO), David Neuburger, Laurie Sterritt, and Patricia Volker, who have each been previously elected or re-elected by Shareholders at the last annual general meeting; and
(b) three new nominees for Shareholder consideration, being Messrs. Ken Hartwick, Jinsu Baik, and Wes Carson.

The Board is pleased to introduce Mr. Ken Hartwick (former President and CEO of Ontario Power Generation) and Mr. Jinsu Baik (General Manager of the Nuclear Fuel Cyle Management Section of Korea Hydro Nuclear Power). The Board welcomed Mr. Baik and Mr. Hartwick to the Board effective March 13, 2025 and March 19, 2025, respectively. Both bring unique skills and extensive experience from holding senior roles at globally recognized utilities that are leaders in nuclear power generation, and it is expected that Mr. Hartwick and Mr. Baik will bolster the breadth of nuclear industry and commercial knowledge on the Board.

The Board is also pleased to introduce Mr. Wes Carson (Vice President, Mining Operations at Wheaton Precious Metals Corp.) as a nominee for consideration of the Shareholders at the Meeting. Mr. Carson will bring to the Board a wealth of mining industry experience, having held a variety of leadership roles in operations, project development and engineering.

The Board believes that Messrs. Hartwick, Baik, and Carson joining the Board enhance the Board’s oversight of Denison’s technical expertise and commercial capabilities during the critical process of Phoenix project execution and marketing of future uranium production, and the Board is strongly recommending Shareholders support their election.

More details regarding all the nominees are provided in their profiles below. Each of the nominated directors is eligible to serve as a director and has expressed his or her willingness to do so.

The Board extends their sincere gratitude for the prior service of Mr. Brian Edgar (who provided the Board with many years of invaluable contributions during his tenure on the Board from 2005 to 2025) and Mr. Jong Ho Hong, each of whom resigned from the Board effective March 13, 2025.

Advance Notice
According to the Company’s by-laws, the Company must receive advance notice of nominations of directors by Shareholders. As at the date of this Circular, the Company has not received notice of any director nominations in connection with this year’s Meeting. Accordingly, the only persons currently nominated for election to the Board at the Meeting are the nominees described herein.

Majority Voting Policy
Shareholders are entitled to vote for, or withhold from voting for, each individual director nominee at a Shareholders’ meeting. The Board has adopted a Majority Voting Policy: if the number of Shares withheld from any nominee exceeds the number of Shares voted for the nominee, then such nominee must immediately tender his or her resignation to the Board.

2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Denison’s Corporate Governance & Nominating Committee (“CGN Committee”) will review the matter and recommend to the Board whether to accept the resignation or not. The Board shall accept the resignation absent exceptional circumstances. The director involved does not participate in any Board or committee deliberations on the matter. The Board must announce its decision within 90 days of the applicable Shareholder Meeting.

The Majority Voting Policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the election of each proposed nominee for director. If any proposed nominee is unable to serve as a director or withdraws his or her name, the named proxyholders reserve the right to nominate and vote for another individual in their discretion.

Profiles of the Nominated Directors
The tables below set forth information about the nominated directors as of March 24, 2025 (the Record Date for the meeting).

Jennifer Traub, 53 Vancouver, BC Canada Shares: Nil Options: 263,000 Share Units: 230,000 Total Value2: $499,000

Independent Board Chair
Jennifer Traub is a partner in the Securities Group at Cassels Brock & Blackwell LLP and serves as Co-Chair of the firm’s Mining Group. Ms. Traub represents both issuers and investment dealers in connection with public and private securities offerings, mergers and acquisitions and other financing transactions. She has particular expertise and experience in the resource sector and has played an integral role in managing some of the largest and most complex corporate finance and M&A deals in the mining industry in Canada. In addition to transactional work, Ms. Traub regularly advises public companies regarding general corporate and securities law matters, including continuous disclosure, corporate governance and Canadian stock exchange issues.

In 2025, Ms. Traub was awarded the King Charles III Coronation Medal for her years of service to the Canadian Cancer Society as Co-Chair of the Daffodil Ball.

Ms. Traub has completed the Osgoode Certificate in Mining Law and holds a Bachelor of Laws degree from Osgoode Hall Law School. She is a member of the Law Societies of BC and Ontario.

Denison Board Details:
●       Director since May 6, 2021
●       Member of the Corporate Governance & Nominating Committee
●       Member of the Compensation Committee
●       2024 AGM Voting Results: 96.15% For Reelection (371,577,666 votes)
●       Complies with share ownership requirement for directors (see page 39)

Other Public Boards: None.

2025 DENISON MANAGEMENT INFORMATION CIRCULAR

David D. Cates, 42 Toronto, ON Canada Shares: 2,120,000 Options: 1,823,000 Share Units: 3,218,250 Total Value2,3: $11,584,000

Director, President & CEO
David Cates was appointed President & CEO of Denison in 2015 and previously served as Vice President Finance, Tax & Chief Financial Officer during his tenure with the Company, which began in 2008. Mr. Cates also serves on the board of directors of the Canadian Nuclear Association, a non-profit organization representing the nuclear industry in Canada.

Mr. Cates is a Chartered Professional Accountant (CPA, CA) and holds Master of Accounting (MAcc) and Honours Bachelor of Arts (BA) degrees from the University of Waterloo.

Denison Board Details:
● Director since August 9, 2018
●       Not Independent
●       2024 AGM Voting Results: 99.58% For Reelection (384,833,396 votes)
● Complies with share ownership requirement (see page 54 for details of the share ownership requirement applicable to executive officers of Denison)

Other Public Boards: Foremost Clean Energy Ltd. (TSX-V) and Skyharbour Resources Ltd. (TSX-V)

Jinsu Baik, 47 Gyeongju-si, Gyeongsangbuk-do, Republic of Korea Shares: Nil Options: Nil Share Units: Nil Total Value2: $Nil

Director
Mr. Baik is currently General Manager of the Nuclear Fuel Cyle Management Section of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”) in Korea. Mr. Baik has substantial professional expertise developed through working in the nuclear industry and has held various positions at KHNP, including his prior positions as General Manager in the Safety Engineering Section and Senior Manager in the Nuclear Fuel Supply Section.

Mr. Baik holds a degree in Nuclear Engineering from HanYang University.

Denison Board Details:
●       Director since March 13, 2025
●       Not independent
●       2024 AGM Voting Results: Not applicable
●       Complies with share ownership requirement for directors (see page 39)
`
Other Public Boards: None.

2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Wes Carson, 47 Vancouver, BC Canada Shares: Nil Options: Nil Share Units: Nil Total Value2: $Nil

Nominee Independent Director
Mr. Carson is Vice President, Mining Operations at Wheaton Precious Metals Corp. and has over 25 years of experience in the mining industry holding a variety of leadership roles in operations, project development and engineering. Prior to joining Wheaton Precious Metals Corp. in 2017, he held positions of Vice President, Project Development for Sabina Gold & Silver Corp. (2012 to 2017), Vice President and General Manager, Mt. Milligan Mine for Thompson Creek Metals Company Inc. (2010 to 2012), and Director, Mining for Terrane Metals Corp. (2007 to 2010). Mr. Carson has also worked for Cominco Ltd., Teck Corporation, Placer Dome Inc. and Barrick Gold Corporation in a variety of operating roles in both North America and Africa.

Mr. Carson received his Bachelor of Applied Science, Mining and Mineral Process Engineering at the University of British Columbia and is a registered Professional Engineer in the Province of British Columbia.

Denison Board Details:
●       Nominated for election at the Meeting
●       To be appointed Member of the Technical Committee
● To be appointed Member of the Environment, Health, Safety & Sustainability Committee
●       2024 AGM Voting Results: Not applicable
●       Complies with share ownership requirement for directors (see page 39)

Other Public Boards: Arras Minerals Corporation (TSX-V) and Prosper Gold Corporation (TSX-V)

Ken Hartwick, 62 Milton, ON Canada Shares: Nil Options: Nil Share Units: Nil Total Value2: $Nil

Independent Director
Mr. Hartwick has over 40 years of experience in a variety of fields such as finance, investment, corporate leadership and governance, risk management, and stakeholder engagement, with 35 years in the finance and energy sectors.

In 2024, Mr. Hartwick retired from the position of President and CEO of OPG, one of North America’s largest and most diverse electricity generators, which is also recognized as a clean energy technology innovator. Under Mr. Hartwick’s tenure at OPG, spanning nearly 9 years, OPG released its first Climate Change Plan, advanced Ontario’s electrification efforts through the development of the Ivy charging network and OPG’s PowerON fleet electrification subsidiary, launched its first Reconciliation Action Plan, and took a global leadership position in the deployment of Small Modular Reactors (SMRs) with the advancement of plans to deploy four SMRs at OPG’s Darlington site.

Mr. Hartwick is a Chartered Professional Accountant with an Honours Bachelor of Business Administration degree from Trent University.

Denison Board Details:
●       Director since March 19, 2025
●       Member of the Audit Committee
●       2024 AGM Voting Results: Not applicable
●       Complies with share ownership requirement for directors (see page 39)

Other Public Boards: MYR Group Inc. (NASDAQ) and Via Renewables, Inc. (NASDAQ)

2025 DENISON MANAGEMENT INFORMATION CIRCULAR

David Neuburger, 65 Saskatoon, SK Canada Shares: 138,167 Options: 189,500 Share Units: 165,333 Total Value2: $659,000

Independent Director
David Neuburger is a corporate director and consultant, with more than 30 years’ experience in mining, in executive leadership, operations management, corporate strategic planning, projects and mine engineering for companies involved in uranium, gold, nickel and copper/zinc mining. From 2013 to 2018, Mr. Neuburger was Vice President, General Manager, Kupol Operations for Kinross Gold Corporation; prior to that, he held the positions of Vice President, International Mining (2010 to 2013) and Vice President, Mining Division (2004 to 2010) for Cameco Corporation. Mr. Neuburger has also volunteered as President and in other executive committee roles with the Saskatchewan Mining Association.

Mr. Neuburger is a Professional Engineer registered in Saskatchewan and holds a Master of Business Administration degree from the University of Saskatchewan and a Bachelor of Engineering degree in Mining and a Bachelor of Science degree in Biology from McGill University.

Denison Board Details:
●       Director since May 6, 2021
●       Chair of the Technical Committee
●       Chair of the Environment, Health, Safety & Sustainability Committee
●       Member of the Audit Committee
●       2024 AGM Voting Results: 98.87% For Reelection (382,086,817 votes)
●       Complies with share ownership requirement for directors (see page 39)

Other Public Boards: None.

Laurie Sterritt, 55 Vancouver, BC Canada Shares: Nil Options: 116,000 Share Units: 152,000 Total Value2: $330,000

Independent Director
Laurie Sterritt is CEO and Managing Partner of Pathways Executive Search, an executive search firm in Canada. Previously, Ms. Sterritt served as Managing Director of Leaders International. In 2018, Ms. Sterritt formed a non-profit association to launch the first-of-its-kind Indigenous Women’s Leadership Summit (IWLS), with a mandate to inspire and uplift Indigenous women throughout their personal and professional journeys. Prior to that, Ms. Sterritt developed and implemented the Indigenous Employment and Business Development strategy for BC Hydro and led the start-up and growth of the Aboriginal Mentoring and Training Association (AMTA) and its subsidiary social enterprise, First Resources Impact Ventures (FRIV).

Ms. Sterritt is a member of the Kispiox Band of the Gitxsan Nation and has been recognized for her commitment to creating respectful and inclusive workplaces and, most notably, was a nominee for the 2013 YWCA Women of Distinction Awards. Ms. Sterritt has held several board positions in the past, including Director for the Canadian Centre for Arts and Technology (CANCAT), Governor for the British Columbia Institute for Technology (BCIT) and Council Member on the Real Estate Council of BC. Ms. Sterritt holds a Bachelor of Commerce from the University of British Columbia and a Certificate in Professional Fund Raising from the University of Indiana.

Denison Board Details:
● Director since January 31, 2022
●       Chair of the Corporate Governance & Nominating Committee
●       Member of the Environmental, Health, Safety & Sustainability Committee
●       2024 AGM Voting Results: 98.81% For Election (381,856,131 votes)
●       Complies with share ownership requirement for directors (see page 39)

Other Public Boards: None.

2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Patricia M. Volker, 67 Burlington, ON Canada Shares: 396,884 Options: 116,000 Share Units: 230,000 Total Value2: $1,360,000

Independent Director
Patricia Volker is a corporate director, whose experience is highlighted by over 17 years of service at the Chartered Professional Accountants of Ontario, the self-regulating body for Ontario’s Chartered Professional Accountants, including the roles of Director of Standards Enforcement and Director, Public Accounting and Special Projects. Ms. Volker served in various capacities in the accounting profession during her 30+ year career and brings a wealth of advisory, public accounting, banking and regulatory expertise to the Denison Board. Ms. Volker is also on the board, and serves on committees, for each of Ornge and Burlington Hydro Inc.

Ms. Volker is a CPA, CA and CMA, holds the ICD.D. designation and earned a B.Sc. from the University of Toronto.

Denison Board Details:
● Director since August 9, 2018
●       Chair of the Audit Committee
●       Chair of the Compensation Committee
●       Sole director on the Company’s SOX Steering Committee
●       2024 AGM Voting Results: 98.75% For Reelection (381,607,250 votes)
●       Complies with share ownership requirement for directors (see page 39)

Other Public Boards: The Empire Life Insurance Company (unlisted reporting issuer) and Labrador Iron Ore Royalty Corporation (TSX)

Notes to Profiles of the Nominated Directors:
1.
Each nominee has provided or confirmed the information about the securities that he or she owns or over which he or she exercises control or direction.
2.
The “Total Value” disclosed above has been calculated as the market value of the Shares and Share Units (and excluding options) on March 24, 2025 of $2.17 per share or underlying share.
3.
The calculated “Total Value” of Mr. Cates’ Share and full-value equity holdings as at March 24, 2025 was: Shares: $4,600,000; Share Units: $6,984,000.

Board Composition Guidelines
Denison’s Board recognizes that the quality of its directors is an important factor in the overall success of the Company. Denison is committed to ensuring that the size and composition of the Board enables effective governance and oversight of a diversified and active company. Corporate governance best practices focus on developing high performing boards that have integrity and are accountable, independent and experienced. Under the stewardship of the CGN Committee, the Denison Board has focused on meeting or exceeding regulatory guidelines on governance.
When considering the Board as a whole and assessing directors’ candidacy for the Board, the CGN Committee follows established guidelines for the Board’s composition set forth in the Company’s “Guidelines for the Composition of Denison’s Board” (the “Composition Guidelines”), and seeks directors that have some or all of the following attributes:
●
Financial accreditation and/or financial literacy
●
Sound business experience and expertise
●
Corporate governance experience
●
Experience in government relations, operations and regulatory issues
●
Industry specific experience and knowledge, including mining and metallurgy, energy, and occupational health and safety
●
Sustainability knowledge, including environmental impacts and management, climate change risks and opportunities, community outreach and stakeholder engagement
●
Financing and merger/acquisition experience
●
Risk management and/or cyber security experience
●
Strong reputation within the financial and business communities
●
Candidacy consistent with the Diversity Policy and the targets set thereunder

  2025 DENISON MANAGEMENT INFORMATION CIRCULAR

●
Candidacy consistent with attaining inclusion and diversity beyond gender
●
Strong board skills, such as integrity, networking abilities, interpersonal skills, ability to think strategically and act independently
●
Independence, as such term is defined by the Canadian Securities Administrators

The CGN Committee solicits feedback from each of the current directors and assesses the needs and capabilities of the Board regularly and when there is a vacancy. As a result of their efforts, the CGN Committee is pleased to present Shareholders with candidates for appointment to the Board who have a diversity of skills and experiences and form a well-composed and highly effective Board of Directors for the Company.

Denison has not adopted a term limit or retirement policy; the Board is of the position that no appreciable benefit would be achieved through the adoption of such policies. Organically, the Board has seen significant renewal in recent years, including the appointments of Mr. Neuburger and Ms. Traub in 2021, Ms. Sterritt in 2022, Mr. Hartwick and Mr. Baik in 2025, and the proposed appointment of Mr. Carson at the Meeting.

Independence
The Board is responsible for determining whether or not each director is independent. This assessment is made in accordance with standards of the Canadian Securities Administrators in National Instrument 52-110 – Audit Committees (“NI 52-110”) and governance guidelines. With the assistance of the CGN Committee, the Board reviews each director’s independence annually and upon the appointment or election of a new director. The Board last considered this matter at its meeting on March 13, 2025.

The Board is proposed to be comprised of eight directors, six of whom are independent (75% independent).

Name	Independent	Not Independent	Commentary on Non-Independence Determinations
Jinsu Baik		X
Mr. Baik is regarded as having an indirect material relationship which could reasonably be expected to interfere with his exercise of independent judgment, considering the Company’s strategic relationship with KHNP Canada Energy Ltd. and Mr. Baik’s position with its parent corporation, KHNP (see below for further details).

David Cates		X	As President and Chief Executive Officer of the Company, Mr. Cates is not independent.
Wes Carson	X
Ken Hartwick	X
David Neuburger	X
Laurie Sterritt	X
Jennifer Traub	X
Patricia Volker	X

In addition, the Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of management, including:

● The Board has an independent Chair
Ms. Traub currently serves as the independent Chair of the Board.

The Chair facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and assists in maintaining and enhancing the quality of the Company’s corporate governance.

 2025 DENISON MANAGEMENT INFORMATION CIRCULAR

● The independent directors have an in camera at every meeting	The Board meets in camera without management, as well as without non-independent directors, at every Board and committee meeting.
● The Board has independent directors’ meetings	The independent directors call special meetings, without the non-independent directors, to discuss matters of interest. There was 1 meeting of the independent directors in 2024.
● The Committees of the Board are entirely independent	The standing committees of the Board are composed entirely of independent directors.
● The Board, a committee or an individual director may engage an independent advisor	Committees, and individual directors in appropriate circumstances and with the authorization of the applicable committee or the Chair, may engage independent advisors at the expense of the Company.

The Board takes steps to ensure directors exercise independent judgment if considering transactions and agreements in respect of which a director or executive officer has a material interest. See “Conflicts of Interest and Related Party Transactions” below for further details.
Information about Denison’s Relationship with KEPCO & KHNP

When determining nominees for election, the Board also considers the strategic relationship agreement with KHNP Canada Energy Ltd. (“KHNP Canada”), which sets forth the terms of a long-term collaborative business relationship first established in 2009 (the “KHNP SRA”). Under the KHNP SRA, so long as KHNP Canada or an affiliate holds more than 5% of the Shares, the Board must nominate one person designated by KHNP Canada or its affiliate for election as a director at any Shareholder meeting where directors are to be elected.

KHNP Canada has designated Mr. Baik as its nominee. As General Manager of the Nuclear Fuel Cycle Management Section of Korea Hydro Nuclear Power (“KHNP”), a subsidiary of the Korea Electric Power Corporation (“KEPCO”) and the parent company of KHNP Canada, Mr. Baik brings to the Board substantial industry-specific experience. KEPCO is the primary electric utility in South Korea and KHNP operates all of its nuclear generation. To the knowledge of Denison, KEPCO holds approximately 6.5% of the Shares as at March 24, 2025, through its indirect corporate holdings.

The KHNP SRA also provides KHNP Canada (a) a right of first offer if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (b) the right to participate in future offerings of Shares of a certain size in order to preserve its interest in the Company. To date, neither KEPCO nor KHNP have exercised such rights.

 2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Skills and Experience
The CGN Committee maintains a competency matrix, reviewed annually, to assess composition of the Board and its committees and ensure it has an appropriate mix of skills and experience to govern effectively and be a strategic resource for the Company.

Each director completes a self‐assessment of his or her competencies. The CGN Committee reviews the results for consistency and to be satisfied that the directors possess skills in these areas. Certain key areas of expertise identified for each nominated director are highlighted with boxes below.

Skills and Experience	Baik	Carson	Cates	Hartwick	Neuburger	Sterritt	Traub	Volker
Financial Accreditation &/or Literacy Expertise on financial statements and reporting matters, critical accounting policies, issues related to internal and external audits, and internal controls	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance Experience Sophisticated understanding of corporate governance practices and governance risk oversight		✓	✓	✓	✓	✓	✓	✓
Compensation Literacy Direct experience in compensation practices, talent management and retention, and succession planning		✓	✓	✓	✓	✓	✓	✓
Operations &/or Technical Experience Experience in operations or business management	✓	✓	✓	✓	✓	✓
Health, Safety & Environment Direct experience with environmental, health and/or safety policy, practices and management	✓	✓	✓	✓	✓	✓
Sustainability Knowledge Experience or knowledge of ESG, climate change risk management, sustainability and stakeholder engagement		✓	✓		✓	✓	✓	✓
Mining Industry Experience Industry-specific knowledge of geology, exploration, development, etc., and related risks.		✓	✓		✓		✓	✓
Uranium Industry Experience Uranium industry-specific knowledge of supply, demand, market participants, and related risks.	✓		✓	✓	✓		✓
Government & Regulatory Relations Experience or knowledge of the broad regulatory environment in which Denison operates	✓	✓	✓	✓	✓		✓	✓
Financing & M&A Experience Experience with acquisitions, divestitures, joint ventures, M&A transactions, and financings		✓	✓		✓		✓
Risk Management Experience identifying, assessing, managing, and reporting on corporate risk	✓	✓	✓	✓	✓	✓	✓	✓

2024 Director Attendance Record
At Denison, we believe that attendance at meetings is a critical ingredient to an engaged and effective Board. Personal attendance at Board and committee meetings is expected of all directors. Directors can participate by video or tele-conference if they cannot attend in person.

 2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Meetings of Independent Directors
At every Board and committee meeting, including those held by video and/or tele-conference, directors meet in camera without management present and, if the meeting is not entirely composed of independent directors, the independent directors meet without the non-independent directors. The independent directors also have dedicated independent directors’ meetings at least annually.

In 2024, there was one dedicated meeting of the independent directors, and all independent directors were in attendance at that meeting.

The table below shows the number of Board and committee meetings each nominated director attended in 2024.

Name1	Board	Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee	Environment, Health, Safety & Sustainability Committee	Technical Committee	Total %
Jinsu Baik 2	n/a						n/a
Wes Carson3	n/a						n/a
David Cates	6 of 6						100
Ken Hartwick2	n/a						n/a
David Neuburger	6 of 6	4 of 4			4 of 4	2 of 2	100
Laurie Sterritt	6 of 6		4 of 4		4 of 4		100
Jennifer Traub	6 of 6		4 of 4	4 of 4			100
Patricia Volker	6 of 6	4 of 4		4 of 4			100
Notes:
1.
Mr. Edgar, who resigned March 13, 2025, attended 100% of Board and applicable Committee meetings in 2024. Mr. Hong attended 100% of Board meetings after his appointment to the Board on March 27, 2024.
2.
Mr. Baik was appointed to the Board on March 13, 2025; Mr. Hartwick was appointed to the Board on March 19, 2025.
3.
Mr. Carson is nominated for election to the Board at the Meeting.

Director Tenure
Of the director nominees, assuming their appointment to the Board at the Meeting, the average director tenure of the Board in 2025 will be approximately 3 years.

At December 31, 2024, average director tenure of the Board was approximately 6.57 years:

Name	Appointment	Approximate Years Served
David Cates	August 9, 2018	6.5
Brian Edgar	March 22, 2005	20
Jong Ho Hong	March 27, 2024	1
David Neuburger	May 6, 2021	4.5
Laurie Sterritt	January 31, 2022	3
Jennifer Traub	May 6, 2021	4.5
Patricia Volker	August 9, 2018	6.5

 2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Approval of Board Size Discretion

The Company is governed by the OBCA, established pursuant to articles of amalgamation (the “Articles”). The Articles provide for a minimum of 3 and a maximum of 10 directors that can be elected to serve on the Board.

Pursuant to section 125(3) of the OBCA, if the Articles provide for a minimum and maximum number of directors, the directors may, if a special resolution of Shareholders so provides, fix the number of directors to be elected at an annual meeting of Shareholders. In addition, section 124(2) of the OBCA provides that, where a special resolution empowers directors to fix the number of directors in accordance with section 125(3) of the OBCA, the directors may appoint one or more directors between annual meetings, to hold office for a term expiring not later than the close of the next annual meeting of Shareholders, but the total numbers so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of Shareholders.

From time to time, the Board may identify an individual who could make a valuable contribution to the Company as a director. The Board wishes to have the ability to invite such an individual to join the Board between Shareholder meetings, to empower them to enhance the Board and/or bring on additional or new expertise without the need to create a vacancy. Such provision could also be an important tool for the Board’s succession planning in cases where a director would communicate in advance his or her intention to retire and not to stand for re-election to the Board, and a new director can be appointed and be onboarded prior to the departing director’s retirement.

If granted, this Board power is limited. Shareholders still maintain ultimate control over the composition of the Board, with the limitation on the number of directors who can be added between meetings in section 125(3) of the OBCA and the expiry of the term of such directors at the next annual meeting. To remain on the Board, all directors must stand for election at the next annual meeting of Shareholders.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve with or without variation, the following by special resolution (requiring approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present at the Meeting):

BE IT RESOLVED THAT:

1.
pursuant to section 125(3) of the Business Corporations Act (Ontario), the directors of the Company are hereby empowered to determine from time to time by resolution the number of directors of the Company and the number of directors of the Company to be elected at annual meetings of the shareholders of the Company, within the stated minimum and maximum number of directors provided for in the articles of the Company; and

2.
any one director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion as may be necessary or desirable for the purpose of giving effect to these resolutions.

Shareholders may either vote for or against the foregoing resolution. The Board recommends that Shareholders vote FOR the resolution to empower the Board to fix the number of directors in accordance with section 125(3) of the OBCA. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the approval in accordance with the foregoing resolution.

 2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Approval of Amended & Restated Share Unit Plan

The Company’s fixed number share unit plan (the “Share Unit Plan”) was first approved by Shareholders in May 2018. The Share Unit Plan provides for the grant of restricted share units (“RSUs”) and performance share units (“PSUs”) to eligible participants of the Company.

The Share Unit Plan is an important element of the Company’s overall compensation program:

●
Incentivize. The Share Unit Plan is an important tool the Company uses to help motivate directors, officers, employees and consultants to contribute to the sustainable, long‐term growth of the Company in alignment with Shareholder value creation, through direct share ownership upon vesting of the individual awards.

●
Reward. The grants under the Share Unit Plan reward directors, officers, employees and consultants for their performance, contributing to the success of the Company in achieving its objectives and creating Shareholder value.

●
Attract & Retain. The grants under the Share Unit Plan contribute to the successful recruitment and retention of qualified directors, executive officers and other personnel in a competitive environment.

●
Modernize. The amendments to the Share Unit Plan will update the Company’s equity-compensation program to bring it in-line with current market practices, and to create more flexibility in the types of incentive awards that may be made.

The Company has reviewed the Share Unit Plan and is proposing the amendment and restatement of the Share Unit Plan to better align with evolving equity plan best practices, and is presenting to Shareholders the amended and restated Share Unit Plan (the “Restated Plan”), the form of which is in Appendix B. Key components of the amendments to the Share Unit Plan reflected in the Restated Plan are as follows:

●
The maximum number of Shares issuable pursuant to outstanding RSUs and PSUs (together, “Share Units”) under the Restated Plan to be set at 21,000,000 Shares (a change from the 15,000,000 Shares qualified for issuance pursuant to the Share Unit Plan).

●
The change of control provision in the Restated Plan reflects revisions to simplify the provisions and conform more closely with provisions considered more standard for Denison’s peers, but retain important flexibility for how the Board or the Compensation Committee may treat Share Units in the event of a Change of Control.

Upon the occurrence of a Change of Control (as defined in the Restated Plan), the Board or the Compensation Committee may provide for: (i) the accelerated vesting of unvested Share Units, subject to an adjustment for any performance criteria that have not been satisfied for unvested PSUs, (ii) the assumption or replacement of Share Units by the successor entity, (iii) the surrender of Share Units in exchange for a cash payment made by the successor entity, or (iv) any combination of the foregoing.

The Restated Plan will no longer have a provision relating to the accelerated vesting of Share Units upon receipt of a take-over bid. Any future take-over bid will be governed by the Change of Control provisions of the Restated Plan (see above), or the general discretion of the Board to accelerate vesting terms of outstanding Share Units.

●
The amendment provisions of the Restated Plan reflect revisions to provide greater clarity and specificity regarding amendments to the Restated Plan and any outstanding Share Units that will not require Shareholder approval, in keeping with best practices and applicable regulatory requirements.

 2025 DENISON MANAGEMENT INFORMATION CIRCULAR

The Share Unit Plan provided for the issuance from treasury of up to 15,000,000 Shares on settlement of Share Units granted thereunder. As at the date of the Circular, Denison had 7,851,419 Share Units outstanding issued under the Share Unit Plan. The Restated Plan proposes to qualify for issuance from treasury up to 21,000,000 Shares on settlement of Share Units granted thereunder. This would allow for 13,148,581 additional Shares Units to be issued under the Restated Plan.

Adoption of the Restated Plan, and the issuance of any securities thereunder, must be: (a) ratified and confirmed by a simple majority of the votes cast at the Meeting in respect of the Restated Plan by Shareholders, present in person or represented by proxy at the Meeting, and (b) approved by the Toronto Stock Exchange and the NYSE American. The Toronto Stock Exchange conditionally approved the Restated Plan and the Share Units granted thereunder, subject to receipt from the Company of, among other things, evidence of Shareholder approval. If all necessary approvals are not obtained, the Restated Plan will be terminated, any Share Units granted under the Restated Plan will be cancelled, and the existing Share Unit Plan and Share Units issued under the Share Unit Plan will continue unamended.

For more information concerning the Share Unit Plan, see “Equity Compensation Plans” and “Equity Compensation Plans – Share Unit Plan” starting on pages 57 and 59, respectively.

The Board determined that the Restated Plan is in the best interests of the Company and is fair to the Company and the Shareholders. The Board adopted the Restated Plan on March 25, 2025, subject to Shareholder approval at the Meeting.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve by ordinary resolution the Restated Plan as follows:

BE IT RESOLVED THAT:

1.
the adoption of the Company’s Restated Plan, substantially in the form attached to, and as further described in, the management information circular of the Company dated March 28, 2025 (the “Circular”), including the issuance of up to 21,000,000 Shares on settlement of Share Units granted thereunder, is hereby ratified and confirmed; and

2.
any one director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion as may be necessary or desirable for the purpose of giving effect to these resolutions.

Shareholders may either vote for or against the foregoing resolution. The Board recommends that Shareholders vote FOR the resolution to ratify and confirm the adoption of the Restated Plan. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the ratification and approval of the Restated Plan in accordance with the foregoing resolution.

 2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Advisory Vote on the Company’s Approach to Executive Compensation

The Board has adopted a non-binding shareholder advisory vote on the Company’s approach to executive compensation. As a formal opportunity to provide their views on the disclosed objectives of the Company’s pay for performance compensation model, Shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation as disclosed in the management information circular of the Company dated March 28, 2025.

The Compensation Committee, and the Board, will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions (see “Executive Compensation” for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance).

The Company has held annual advisory votes on executive compensation (say on pay) at its annual shareholder meetings since 2017. In 2024, the advisory vote was approved by 99.45% of Shareholder votes received at the meeting.

Shareholders who have questions or concerns, or who may vote against the resolution, are encouraged to contact the Board, to enable the Board to better understand their concerns.

Shareholders may either vote for the non-binding advisory resolution on the Company’s approach to executive compensation, or vote against. The Board recommends that Shareholders vote FOR the resolution to accept the Company’s approach to executive compensation. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the approval of the resolution.

 2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Denison’s Corporate Governance Practices

This section of the Circular describes Denison’s corporate governance practices with reference to the framework provided in National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices (collectively, the “Governance Guidelines”) of the Canadian Securities Administrators.

Denison is a reporting issuer in all of the provinces and territories of Canada and is classified as a foreign private issuer by the SEC. The Shares trade on the Toronto Stock Exchange (TSX: DML) and the NYSE American (NYSE American: DNN). As such, Denison adheres to Canadian corporate governance requirements and also complies with the requirements of the NYSE American. The Company’s CGN Committee closely monitors this regulatory environment and, where applicable, makes recommendations to the Board to modify the Company’s governance practices as needed.

The Role of the Board
The Board is responsible for overseeing the management of the business and affairs of Denison, with a view to the long-term best interests of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board (see Appendix A).

In discharging its stewardship over the Company, the Board has undertaken the following specific duties and responsibilities:

●
satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and as to a culture of integrity throughout the Company;
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approving, supervising and providing guidance to management on the Company’s strategic planning process;
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identifying the principal risks of the Company’s business and ensuring management’s implementation and assessment of appropriate risk management systems;
●
ensuring that the Company has highly qualified management and adequate and effective succession plans for senior management;
●
overseeing the Company’s communications policy with its Shareholders and with the public generally; and
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assessing directly and through its Audit Committee, the integrity of the Company’s internal control and management information systems.

Generally, decisions relating to matters that are not in the ordinary course or involve material expenditures or commitments on the part of the Company require prior approval of the Board. Any responsibility which is not delegated to management or a Board committee remains with the Board.

The Role of the Chair
In order to delineate the roles and responsibilities of the Chair of the Board, the Board has adopted a written position description. The responsibilities of the Chair of the Board include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning independent of management and ensuring that Board functions are effectively carried out. The responsibilities and authorities of the Chair of each committee of the Board are set out in the mandate for each committee and in the Board’s mandate. Generally, the Chair of a committee leads and oversees the activities of the committee to ensure that it fulfills its mandate and operates independently of management.

The Role of the CEO
Denison’s Chief Executive Officer (“CEO”) is appointed by the Board and the Board has adopted a position description for the CEO. Subject to the oversight of the Board, the CEO is responsible for the management of the Company’s business, providing leadership and vision, developing and recommending significant corporate strategies and objectives for approval by the Board, overseeing the development and implementation of, and compliance with, key corporate policies and practices, regarding corporate governance, ESG, climate and sustainability, risk identification and management and financial reporting, as well as compliance with applicable legal and regulatory requirements and developing and recommending to the Board annual operating budgets.

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Each year, the CEO develops annual objectives which are reviewed by the Compensation Committee and then approved by the Board. The CEO is accountable to the Board and its committees, and the Compensation Committee conducts a formal review of his performance each year. The Board has also established limits of authority for the CEO; these are described in the Company’s delegation of authority policy, which is regularly reviewed and updated.

Board Committees
To assist the Board with its responsibilities, the Board has five standing committees (the Audit Committee, the Compensation Committee, the CGN Committee, the Environment, Health, Safety & Sustainability Committee (the “EHSS Committee”) and the Technical Committee).

Each standing committee has a written mandate and reviews its mandate annually. Copies of the standing committee mandates are available on the Company’s website.

Each of the Board's standing committees has responsibility in its area of expertise for identifying the principal risks in Denison's business and monitoring management's implementation and assessment of appropriate risk management.

The Audit Committee

The Audit Committee is currently comprised of:
●
Patricia Volker (Chair)
●
Ken Hartwick
●
David Neuburger

The Audit Committee had three members in 2024: Ms. Volker (Chair), Mr. Edgar, and Mr. Neuburger.

The Board has satisfied itself that all members of the Audit Committee are independent and financially literate for the purposes of NI 52-110 and the requirements of the NYSE American. In addition, Ms. Volker and Mr. Hartwick both have financial expertise as defined by the Sarbanes Oxley Act of 2002.

Ms. Volker is a Chartered Professional Accountant, Chartered Accountant and a Certified Management Accountant and has served in various capacities in the accounting profession during her 30+ year career and brings a wealth of advisory, public accounting, banking and regulatory expertise to the Denison Board. Ms. Volker also serves on the audit committee of two other public companies (including one as chair) and chairs the finance and audit committee of a private organization board.

Mr. Hartwick is a Chartered Professional Accountant with over 40 years of experience in a variety of fields, with 35 years in the finance and energy sectors, most recently holding the position of President and CEO of Ontario Power Generation. Mr. Hartwick also serves on the audit committee of two other public company boards.

Mr. Neuburger holds a Master of Business Administration degree from the University of Saskatchewan, in addition to his Bachelor of Engineering degree in Mining and a Bachelor of Science degree in Biology from McGill University.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company, on behalf of the Board. The Audit Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same.

The Audit Committee is responsible for considering any risks associated with the Company’s financial reporting, financial compliance and cyber security risks and the oversight of the identification and mitigation of such risks.

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The Audit Committee also oversees the Company’s internal audit function and oversees the Code of Ethics, the Whistleblower Policy and the Anti-bribery Policy and reviews each such policy annually. The Audit Committee has the responsibility for oversight of internal controls, including the Company’s Internal Audit Charter, and the Company’s Director of Internal Audit & Risk reports directly to the Chair of the Audit Committee on matters related to internal accounting controls.

The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the Shareholders. All auditing services and non-audit services to be provided to the Company are pre-approved by the Audit Committee, in part to ensure that the independence of the Company’s auditor is not compromised through engaging it for other services. The Audit Committee reviews, on a continuous basis, any reports prepared by the Company’s auditor relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems.

The following table discloses the fees billed to the Company by its independent auditors during the last two fiscal years.

Financial Year		Audit-Related
Ending (1)	Audit Fees (2)	Fees (3)	Tax Fees (4)	All Other Fees(5)
December 31, 2023	$531,510	$33,170	$39,620	Nil
December 31, 2024	$585,112	$34,775	$99,269	Nil
Notes:
1.
These amounts include accruals for fees billed outside the period to which the services related.
2.
The aggregate fees billed for audit services of the Company’s consolidated financial statements, including services normally provided by an auditor for statutory or regulatory filings or engagements and other services only the auditor can reasonably provide. The Audit Fees in 2023 and 2022 include fees related to reviews of interim consolidated financial statements (2024: $123,250; 2023: $105,930) and the extensive work required of the auditor to support, and conduct consent procedures in connection with, the Company’s various equity issuances (2024: $nil; 2023: $96,300).
3.
The aggregate fees billed for specified audit procedures, assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Audit-related fees in 2024 and 2023 were billed for certain specified procedures engagements and the audit of certain subsidiary financial statements.
4.
The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
5.
The aggregate fees billed for professional services other than those listed in the other three columns.

For additional information regarding the audit committee required by NI 52-110, please refer to the Company’s Annual Information Form under the heading “Standing Committees – Audit Committee”.

The Audit Committee is required to meet a minimum of four times each year, and it met formally four times in 2024. At every meeting it held an in-camera discussion with the external auditor without management present.

The Compensation Committee
The Compensation Committee currently has two members, each of whom is independent for the purposes of section 1.4 of NI 52-110:
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Patricia Volker (Chair)
●
Jennifer Traub

In accordance with its mandate, members of the Compensation Committee must be independent and have experience and skills relevant to executive compensation. Ms. Volker draws on the skills and knowledge of executive compensation and related disclosure issues acquired during her varied career as a Chartered Professional Accountant, Chartered Accountant and a Certified Management Accountant. Ms. Volker also sits on the compensation committees of two other public company boards.

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Ms. Traub is a partner in the Securities Group of Cassels Brock & Blackwell LLP, and is well versed in compensation governance matters and disclosure for public companies.

The Compensation Committee is responsible for the Company’s executive compensation policy and determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs, for recommendation to the Board.

The Compensation Committee evaluates the Chief Executive Officer’s performance and recommends to the Board the elements and amounts of the Chief Executive Officer’s compensation. The Compensation Committee reviews management’s recommendations for, and approves the compensation of, the other officers of the Company. The Compensation Committee also reviews and approves the executive compensation disclosure included in the Company’s Circular each year.

The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Compensation Committee is responsible for considering any risks associated with the Company’s compensation policies and practices and the steps that may be taken to mitigate any identified risks.

The Compensation Committee met four times during 2024.

The Corporate Governance and Nominating Committee
The CGN Committee currently has two members, each of whom is independent for the purposes of section 1.4 of NI 52-110:
●
Laurie Sterritt (Chair)
●
Jennifer Traub

The CGN Committee is responsible for Denison’s approach to corporate governance, monitors the regulatory environment and recommends changes to the Company’s practices when appropriate. The CGN Committee oversees the effective functioning of the Board and the relationship between the Board and management. The CGN Committee ensures that the Board can function independently of management as required, makes recommendations with respect to the appointment of a Chair of the Board and Lead Director, if applicable, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of Shareholders and, when necessary and with the assistance of management, develops an orientation and education program for new recruits to the Board.

In identifying possible nominees to the Board, the CGN Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board and whether he or she is independent within the meaning of the Governance Guidelines.

The CGN Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the independence of Board members; (iii) the composition of the committees of the Board; (iv) the effectiveness and contribution of the Board, its committees and individual directors, having reference to their respective mandates, charters and position descriptions; and (v) compliance with and amendments to the Board mandates, policies and guidelines.

Early in each year the CGN Committee distributes, receives and reviews the results of written board effectiveness assessments. The assessments question members of the Board as to their level of satisfaction with the functioning of the Board, its interaction with management and the performance of the standing committees of the Board.

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The Board members also conduct peer reviews and a self-assessment as to their effectiveness as a Board member. After the assessments are reviewed, the CGN Committee reports to the Board as to the results and makes recommendations to the Board to improve the Company’s corporate governance practices, as applicable. This process occurs prior to the consideration by the CGN Committee of nominations for Board member elections at the annual meeting of Shareholders each year. In addition, the CGN Committee reviews the Company’s disclosure of its corporate governance practices in the Company’s Circular each year.

The CGN is responsible for oversight of risks related to its mandate, including talent and succession risk. In particular, the CGN Committee has been delegated certain responsibilities under the Company’s Executive Officer Succession Policy, including the review of succession planning matters and reporting to the Board on its findings and recommendations; assuring that Denison has in place appropriate planning to address emergency CEO succession planning in the event of extraordinary circumstances; and reviewing the policy and Denison’s CEO succession plans at least annually.

The CGN Committee met four times during 2024.

The Environment, Health, Safety & Sustainability Committee
The EHSS Committee had two members in 2024:
●
David Neuburger (Chair)
●
Laurie Sterritt

Assuming the appointment of Mr. Carson at the Meeting, the EHSS Committee will be comprised of Mr. Neuburger (Chair), Mr. Carson, and Ms. Sterritt.

The mining industry, by its very nature, can have an impact on the natural environment and can involve certain risks to employees. As a result, environmental planning and compliance and safety programs must play a very important part in the operations of any company engaged in these activities.

The Company takes these issues very seriously and in 2021 renewed the EHSS Committee’s mandate to oversee the Company’s commitment to safety, sustainability and responsible and environmentally sound mineral exploration and development business practices. The mandate also specifically assigns it responsibility for the oversight of risks related to its mandate.

The EHSS Committee met four times during 2024.

The Technical Committee
The Technical Committee currently has one Board member, Mr. David Neuburger, with support from board advisors and third party external experts as considered appropriate.

Assuming the appointment of Mr. Carson at the Meeting, the Technical Committee will be comprised of Mr. Neuburger (Chair) and Mr. Carson.

The Technical Committee has been formed to assist in fulfilling the Board’s oversight responsibilities for significant technical and operational matters, policies and programs of the Company. The Technical Committee does not have regularly scheduled meetings. At any time, the Board or management of the Company may recommend specific matters for the consideration of the Technical Committee.

The Technical Committee’s responsibilities may include (a) reviewing the technical and operational programs of the Company and any significant technical risks, mitigation strategies and opportunities associated with the Company’s projects; and (b) reporting to the Board with respect to matters within its mandate.

The Technical Committee met twice during 2024.

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Denison’s Core Policies
As part of its commitment to best practices, the Board has implemented core policies within its corporate governance framework. Each of the policies are available on the Company’s website at www.denisonmines.com and the Code of Ethics and the Disclosure Policy have been filed on and are accessible through SEDAR+ under the Company’s profile at www.sedarplus.ca.

Code of Ethics
The Company is committed to conducting its business in compliance with the law and the highest ethical standards. The Company has adopted a written Code of Ethics which applies to directors, officers and all employees of the Company. The Code of Ethics sets out principles and standards for honest and ethical behavior at Denison and covers the following key areas:

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compliance with applicable laws
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conflicts of interest
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quality of disclosure and accountability
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reporting illegal or unethical behavior
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human rights
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compliance with anti-bribery and corruption laws in Canada and other jurisdictions
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insider trading
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confidentiality and corporate opportunity

Directors, officers or employees who have concerns about violations of laws, rules or regulations, or the Code of Ethics are to report them to the Corporate Secretary of the Company or to the Chair of the Audit Committee. Following receipt of any complaints, the Corporate Secretary or Chair of the Audit Committee, as the case may be, will investigate each matter so reported and report to the Audit Committee. The Audit Committee has primary authority and responsibility for monitoring compliance with and enforcing the Code of Ethics, subject to the supervision of the Board. There were no identified breaches of the Code of Ethics in 2024.

Whistleblower Policy
The Audit Committee has established a policy and procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters (the “Whistleblower Policy”) to encourage employees, officers and directors to raise concerns regarding accounting, internal controls or auditing matters on a confidential basis, free from discrimination, retaliation or harassment.

 In support of the Whistleblower Policy, Denison has established a third party web-based reporting service so that any employee can report any issue or instance of misconduct easily and confidentially.

Anti-bribery Policy
Denison has adopted an Anti-bribery Policy, the purpose of which is to reiterate Denison’s commitment to compliance with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), the U.S. Foreign Corrupt Practices Act (“FCPA”) and any local anti-bribery or anti-corruption laws that may be applicable. This policy applies to all officers, directors, employees and agents of the Company, and supplements the Code of Ethics and all applicable laws.

The policy provides guidelines for compliance with the CFPOA, the FCPA and Company policies applicable to Denison’s operations world-wide. Denison’s CEO is responsible for administering and interpreting the policy under the oversight of the Audit Committee. There were no identified breaches of the Anti-bribery Policy in 2024.

The Disclosure Policy
Denison has a Disclosure Policy, codifying its ongoing commitment to full and fair financial disclosure and best practices in corporate reporting and governance. This policy outlines the internal control structures that Denison has established to effectively manage the dissemination of material information to the public and remain compliant with all applicable legal and business requirements.

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Denison has also adopted a guide for employees on the use of social media in compliance with the Disclosure Policy.

Indigenous Peoples Policy
Denison adopted an Indigenous Peoples Policy (the “IPP”) in 2021, to reflect Denison’s recognition of the important role of Canadian business in the process of reconciliation with Indigenous peoples in Canada and outlines the Company's commitment to take action towards advancing reconciliation.

Denison received feedback and guidance from Indigenous communities with whom the Company is actively engaged, which helped inform the development of the IPP. This approach was designed to ensure the IPP appropriately captures a mutual vision for reconciliation. The IPP is available in English, French, Cree and Déne languages on Denison’s website.

Denison operates in various locations across Canada, on lands that are in the traditional territory of Indigenous peoples, including its exploration and evaluation operations in Saskatchewan, which are in regions covered by Treaty 6, Treaty 8 and Treaty 10 encompassing the traditional lands of the Cree, Dakota, Déne, Lakota, Nakota, Saulteaux, and within the homeland of the Métis. As such, Denison's relations with Indigenous People are unique and varied. Denison’s flagship Wheeler River project is located within the boundaries of Treaty 10, in the traditional territory of English River First Nation (“ERFN”), in the homeland of the Métis and within Nuhenéné. The means and methods by which Denison engages with Indigenous people sets the foundation for the development of long-term and mutually respectful relationships.

In accordance with the IPP, Denison intends to promote reconciliation through a continuously evolving Reconciliation Action Plan based upon the following principles: Engagement, Empowerment, Environment, Employment and Education. The Reconciliation Action Plan, in part, reflects Denison’s aim to be a leader in engagement with Indigenous people and communities.

Denison has made notable progress in relation to the key areas identified in its Reconciliation Action Plan, including the following highlights for 2024:

Engagement
Denison’s engagement practices with northern Saskatchewan Indigenous communities for the Company’s exploration activities continue to evolve and reflect the mutually agreed frameworks for information sharing and project permitting set out in the exploration agreements signed with each of (1) ERFN, (2) Kineepik Métis Local #9 (“KML”) and (3) Ya’thi Néné Lands and Resources Office (“YNLRO”), Hatchet Lake Denesułiné First Nation, Black Lake Denesułiné First Nation, Fond du Lac Denesułiné First Nation (collectively, the “Athabasca Nations”) and the Northern Hamlet of Stony Rapids, the Northern Settlement of Uranium City, the Northern Settlement of Wollaston Lake and the Northern Settlement of Camsell Portage (collectively, the “Athabasca Communities”).

Key outcomes of the agreements for the ERFN, KML, the Athabasca Nations, and the Athabasca Communities are predictable information-sharing processes, in which matters of importance can be shared in a respectful and solution-oriented manner.
Denison has also continued to advance engagement efforts for Wheeler River, ensuring comprehensive involvement of Indigenous interested parties in the Environmental Assessment process.

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Empowerment
Agreements:
In 2024, Denison entered into a Mutual Benefits Agreement (“MBA”) with KML and a Community Benefit Agreement (“CBA”) with the northern Village of Pinehouse Lake (“Pinehouse”), in support of the development and operation of Wheeler River.
The MBA acknowledges that Wheeler River is located within KML’s Land and Occupancy Area in northern Saskatchewan. Additionally, the MBA recognizes that the development and operation of Wheeler River can support KML in advancing its social and economic development aspirations, while mitigating the impacts on the local environment and KML members. The CBA acknowledges that Pinehouse is the closest residential community to Wheeler River by road and provides commitments to help Pinehouse develop its own capacity to take advantage of economic and other development opportunities in connection with the advancement and operation of the project.

Also in 2024, Denison signed a Sustainable Communities Investment Agreement (the “SCIA”) with the municipalities of the Northern Village of Beauval, the Northern Village of Île-à-la Crosse, the Northern Hamlet of Jans Bay, and the Northern Hamlet of Cole Bay. The SCIA reflects a common goal of facilitating qualified businesses and workers in benefitting from opportunities associated with the development of the Wheeler River project.

These are in addition to: (A) the Shared Prosperity Agreement signed with ERFN in 2023, with respect to which ERFN has commented publicly that it is the ‘best agreement in the country for the size and scale of the Project’; (B) funding agreements that support the full and meaningful participation of Indigenous interested parties to negotiate impact benefit type agreements for the Wheeler River project; and (C) ongoing discussions and negotiations with other Indigenous interested parties.

Procurement:
In Saskatchewan, Denison has strong procurement processes in place that ensure decision-making includes consideration of Indigenous-owned businesses for the supply of goods and services, and the satisfaction of its agreement commitments.

In 2024, 28% of Saskatoon evaluation and exploration expenditures (excluding salaries) was with Indigenous vendors and 27% was with Northern Saskatchewan vendors, many of whom are Indigenous or employ Indigenous persons.

Environment
Denison maintains high standards of environmental compliance across all of its operations and ensures transparency with local communities.

Denison has entered into funding agreements with each of ERFN, KML, the YNLRO (with and for the Athabasca Nations and Athabasca Communities), and the Métis Nation – Saskatchewan, to support significantly enhanced participation in the Environmental Assessment process for the Wheeler River project.

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Employment
In Saskatchewan, Denison has developed hiring practices and processes that provide early notice to Indigenous communities as part of Denison’s commitment to employment of Indigenous People.
In 2024, Denison became a user of the EXPORT employment tool, which was built by the Saskatchewan First Nations Centre of Excellence and is intended to ease the process of communicating and sharing potential employment opportunities with Denison’s Indigenous Communities of Interest.
At the end of 2024, 17% of Denison’s employees self-identified as Indigenous, 9 of which were First Nations, 4 were Métis and 1 did not disclose status. 32.5% of the individuals hired in 2024 self-identified as Indigenous, evidencing Denison’s efforts to establish an environment that supports representation of Indigenous talent in the workplace.

Education
Denison has created an environment which encourages participation, and provides supporting resources, with respect to Indigenous educational initiatives.
Over the course of the year, Denison has created opportunities for staff to undergo immersive learning in partnership with Indigenous communities, including attendance at community events.
For the National Day for Truth and Reconciliation on September 30, 2024, 30 Denison staff (including many of the Company’s senior executives), representing approximately 38% of Denison’s entire team, were welcomed to attend an event in Pinehouse, for joint commemoration of the day and celebration of the signing of the MBA with KML and CBA with Pinehouse.

In addition, for National Indigenous History Month and for the National Day for Truth and Reconciliation, Denison provided curated Indigenous-authored fiction and non-fiction books for staff, providing a unique way to learn about and reflect on the Canadian Indigenous experience.

Diversity within Denison
Denison’s Board recognizes that diversity enriches the decision-making process and is important to the Company’s good governance. The Board and management strive to ensure gender diversity and pay equity amongst its Board, executive officers and other employees.

The Board has a Diversity Policy, which clarifies the Company’s commitment to identifying and considering women for its Board and in senior officer positions. Each year, the Board adopts targets under the Diversity Policy. The CGN Committee reviews the targets each year and measures and reports to the Board on the Company’s annual and cumulative progress in achieving the Diversity Policy targets for representation of women within Denison. In 2024, the targets were (i) 33.3% female representation among the Company’s directors and senior officers, and (ii) as turnover occurs, consider gender diversity as a key factor in the nomination or hiring process for new directors and officers.

Board Diversity
The Board, through its Diversity Policy and the Composition Guidelines, by which the CGN Committee considers the composition of the Board and evaluates candidates, is committed to gender diversity on the Board and its committees and ensuring the consideration of qualified female candidates for nomination to the Board.

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The Board makes a concerted effort to ensure qualified female candidates and candidates with diversity beyond gender are represented amongst the candidates for nomination to the Board, and the Board was very pleased to have join the team each of: Patricia Volker in 2018, with her rich accounting and finance background; Jennifer Traub in 2021, with her extensive and relevant legal expertise; and Laurie Sterritt in 2022, with her significant contributions to Indigenous, government and community relations and experience in strategy, leadership and executive search.

The CGN Committee reported Denison’s female Board representation at December 31, 2024:

● 42.9% (3 of 7 directors)

● Female Chair of the Board

● Female Chair of each of the Audit Committee and the Compensation Committee

Diversity of Senior Officers and Management

Similarly, the Diversity Policy expresses the Company’s commitment to seeking to include women, having the necessary skills, knowledge and experience, as potential candidates for senior officer and other positions at the Company.

As at December 31, 2024, the female senior officer representation was 44.4% (four female senior officers out of nine senior officers).

Denison’s team has continued to grow, as Denison advances its flagship Wheeler River project in Northern Saskatchewan. Many new and important portfolios and key technical positions associated with the advancement of the Wheeler River project are led by women, in part due to the Company’s focus on hiring the best candidates for the role and ensuring a balance of gender in those candidates.

As at the end of 2024, Denison’s management team beyond the senior officer level was comprised of 25 “directors”, “managers” and “principals” with responsibilities over various areas including Finance and Financial Reporting, Wheeler River Project and other Technical and Engineering matters, Exploration, Sustainability, the Environment, Regulatory Affairs and Human Resources. 11 (or 44%) of those directors, managers and principals were women.

Diversity Beyond Gender
Denison values diversity across its operations, and diversity is always a consideration for director nominees and employee candidates throughout the organization. The Company also has commitments, including those expressed in the IPP, to providing equitable access to jobs and training and creating a work environment that promotes inclusivity and diversity, such that all are welcome and employees have an opportunity to contribute to reconciliation.

The Company has not set specific objectives for persons with disabilities, Indigenous peoples and members of visible minorities on the Board or within the organization. However, the Company ensures its recruitment methods seek diversity amongst its candidates whenever possible, to ensure Denison’s team is comprised of the best candidates without exclusion of candidates based on age, gender, sexual orientation, national origin, race, creed, ethnicity, or disability. Such principles are also enshrined in the Board’s Composition Guidelines.

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At the Board level, one of the Board director nominees (12.5% of the nominees) is Indigenous, a member of the Kispiox Band of the Gitxsan Nation in British Columbia.

Throughout the Company, based on voluntary and anonymous self-identification by 53 employees, 16% of the employees at the Company in 2024 self-identified as Indigenous. In addition, by anonymous survey of 47 Company participants conducted in February 2025: (a) 24% of respondents self-identify as a member of another visible minority in Canada; (b) 49% of respondents were women; (c) 6% of respondents self-identify as LGBTQ2S+, unsure or other; and (d) 6% of respondents self-identify as a person with a disability.

To better understand the diversity at Denison, directors and staff have been encouraged to voluntarily disclose how they self-identify with respect to gender and sexual orientation and whether they self‐identify as Indigenous, members of visible minorities and/or persons with a disability.

Corporate Social Responsibility & Sustainability
The Board places a high value on governance, corporate social responsibility and sustainability, recognizing the importance of understanding the impact of the Company’s strategies on its stakeholders, and how such understanding can contribute to the long-term sustainability of the Company’s business, help identify and manage risk and lead to transformative opportunities.

An issue of great importance for Denison and the Board is its desire to operate its business in a progressive and sustainable manner that respects Indigenous rights and advances reconciliation with Indigenous peoples. The Board obtains specific reporting from management on its corporate social responsibility and sustainability goals and efforts, particularly the Company’s efforts at strengthening its relationships with Indigenous peoples interested in our current and proposed operations.

Denison also developed and implemented the IPP, expressing a vision for Denison’s role in reconciliation, based on Denison's experiences with, as well as feedback and guidance received from, Indigenous communities with whom the Company is actively engaged. See “Indigenous Peoples Policy”, above.

Risk Governance & Oversight
The Board oversees the Company’s approach to risk management which is designed to support the achievement of organizational objectives, improve long‐term performance and enhance Shareholder value. Denison’s Board is responsible for overseeing the Company’s.

Denison has adopted an enterprise risk management program (the “ERM Program”) with respect to risk identification, assessment, management, and mitigation, the elements of which were reviewed and approved by the Board. Each year, the management committee responsible for oversight of the ERM Program provides training to the operational departments on the ERM Program, and coordinates reviews and updates, as applicable. Each operational department then reviews and provides the risk management committee with their comments and updates, as applicable. The ERM Program’s annual review process increases internal communication and awareness about risks and ensures the ERM Program continues to adapt and evolve to reflect Denison’s current risks and opportunities.

As part of the Board’s oversight of the ERM Program, the Board:

●
receives periodic, and at least annual, reports from management and Board committees with respect to the identification, assessment, management and mitigation of the principal risks to the Company;
●
reviews the Company’s risk management framework;

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●
reviews and discusses with management significant risk exposures and the processes and procedures with respect to risk assessment and risk management; and
●
satisfies itself that systems are in place which are designed to effectively monitor and manage the assessed principal risks.

The Board has delegated greater oversight responsibilities to appropriate Board committees, as reflected in the Board and committee mandates. Each committee of the Board oversees material risks within its functional area (such as sustainability and climate- related risks overseen by the EHSS Committee) and reports to the Board on these matters on a periodic, and at least annual, basis.

Committee Risk Oversight Responsibilities
Audit	CGN	Compensation	EHSS	Technical
Oversee financial reporting, financial compliance, information technology, cyber security, and artificial-intelligence risks	Oversee compliance, governance and succession risks	Oversee compensation related risks	Oversee health & safety, environment and sustainability risks, including climate-related risks	Oversee operational performance risks

Executive Officer Succession Policy
The Board acknowledges that a change in executive leadership can be a critical time in a company’s history and that a smooth transition is essential to maintain the confidence of investors, business partners, employees and other stakeholders and to provide the incoming officer with a solid platform from which to move the company forward. In connection therewith, the Board has adopted an Executive Officer Succession Policy (“Succession Policy”) to help Denison plan for and address a change in leadership, planned or unplanned, to ensure stability.

The Succession Policy provides for detailed contingency planning for an unplanned departure of the Company’s CEO, such as the appointment of an interim CEO, assessment of the Company’s needs and priorities to assist with candidate qualifications, and recruitment and appointment of a new CEO.

In addition, each of the executive officers of the Company, including the CEO, annually review and update a Succession and Contingency Plan, which describes the internal resources being developed to support, and potentially succeed to, each of the executive officer positions. The Plan also details the processes in place, and steps to be taken, to manage an unplanned departure of other members of the Company’s executive team. Each of the Succession Policy and the Plan are presented to the CGN Committee for their review at least annually, the results of which are reported to the Board.

Clawback Policy
Effective October 2, 2023, Denison adopted a clawback policy in accordance with the policies of the NYSE American, providing for the recovery from its executive officers of erroneously awarded incentive-based compensation. The clawback policy provides for the forfeiture or reimbursement of any portion of an executive officer’s bonus payment (including equity) which is awarded for achievements that are based upon financial measures that are subsequently restated.

Post-Service Holding Periods
The Compensation Committee has considered whether to implement mandatory holding periods following retirement for senior executives. Such a policy is cited as an important safeguard against short-term risk-taking behaviour by management. The Compensation Committee considers that such a policy could have unintended consequences in terms of retention in a volatile and cyclical industry such as the mining and metals industry and has decided not to impose such a requirement.

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Conflicts of Interest and Related Party Transactions
Compliance with the Company’s Code of Ethics requires directors, officers, and employees to avoid conflicts of interest. “Conflict of interest” is defined as a situation in which their personal interest conflicts or might conflict with their duties to the Company or with the economic interest of the Company, and may arise in situations of related party transactions. A “related party” includes: (a) a director or officer of the Company; (b) an affiliate, including an immediate family member, of a director or officer; or (c) a person who beneficially owns more than 10% of the Company’s common shares.

Any situation that presents an actual or potential conflict between a director, officer or employee’s personal interests and the interests of the Company (including related party transactions) is to be reported to the Chair of the Audit Committee. In addition, in the case of any transaction or agreement in respect of which a director of the Company has a material interest, the director is required to disclose his or her interest to the Chair of the Board and is generally required to exclude himself or herself from any deliberations or votes relating to that transaction or agreement.

Each year, the officers, directors, and employees confirm their compliance with the Code of Ethics. In addition, each year the Company’s directors and officers certify questionnaires that include questions regarding related party transactions, and any affirmative responses would be forwarded to the Audit Committee for consideration.

The Audit Committee is responsible for reviewing any proposed related party transactions and situations with a potential conflict of interest involving a director or executive officer of the Company. Any matters reviewed are then to be presented to the Board, subject to requirements under applicable corporate or securities laws.

There were no material conflicts of interest, related party transactions or waivers under the Code of Ethics reported by or granted in favour of any of Denison’s directors, CEO or other executive officers in 2024.

Interest of Informed Persons in Material Transactions
No informed person, including any director, proposed director or executive officer of the Company, had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Climate & Risk Governance
Denison’s Board recognizes climate change is, and will continue to be, a significant factor in the strategic development of Denison and the industries in which it operates. Denison’s objective is to supply uranium for emission-free nuclear energy production. Denison is working to de-risk the application of in-situ recovery (“ISR”) mining for application at its flagship Wheeler River project, which has the potential to offer significant operational and environmental advantages over other conventional mining methods. Denison has sought to integrate the mitigation of environmental impacts in its project design. With a sustainable method of production in compliance with strict regulatory regimes, Denison would be supporting nuclear energy production, which is a low/zero-carbon emitting source of reliable baseload energy that is widely understood to be required to support countries in meeting their “net-zero” commitments.

The Company has also taken steps to enhance its climate governance in accordance with the recommendations of the Task Force on Climate‐related Financial Disclosures (“TCFD”) and enhance its communication with reference to various standards including those published by the Global Reporting Initiative (“GRI”). Denison publishes an annual ESG Report and related ESG Scorecard on its website at www.denisonmines.com.

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In connection therewith, the Board amended the Board Mandate in 2022, to recognize the Board’s responsibility for oversight of climate change opportunities and risks. In addition, the EHSS Committee has been given the responsibility, as set forth in its updated mandate, to oversee the Company’s effective management of climate‐related opportunities and risks and to monitor environmental performance. The EHSS Committee meets, and reports to the Board, on a quarterly basis.

Along with ensuring alignment of Board governance with TCFD recommendations, additional changes were made to ensure that Denison’s executive team is accountable for climate change risk and opportunity management. The Board amended its mandate and the CEO’s job description to explicitly charge the CEO with the management of Denison’s ESG and climate change related risks and opportunities. The CEO job description is included in the Board Mandate (see Appendix A). An Enterprise Risk Management Committee, comprised of Denison’s Vice President Finance & CFO, Vice President Legal & Corporate Secretary and Director of Internal Audit & Risk, is responsible for facilitating the assessment and management of risks and opportunities (including climate‐related risks and opportunities) in consultation with other members of the management team, integrating those risks and opportunities into an enterprise risk management framework, and reporting on material risks to the applicable Committees and the Board of the Company.

Information Technology, Cyber & Artificial Intelligence Risks
Given the focus and scope of Denison’s operations, the varied elements of cyber security have not currently been identified as a material risk to Denison. Notwithstanding that, continuity of information technology is beneficial to any organization, including Denison, and the Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems, and is always considering initiatives to enhance its cyber and data security. The Audit Committee is responsible for broad oversight of any such mitigation initiatives, and is reported to quarterly with respect to things within its mandate and at least annually with respect to cyber security matters.

The Company is observing a greater number and increasing sophistication of phishing scams attempts. To date the Company has not experienced any material breaches or direct losses relating to cyber-attacks.

One of the most important things a company can do to prevent information security breaches is to ensure its people understand the importance of protecting its data and systems. In light of that, the Company has an Information Technology Acceptable Use Policy for its employees, for which it seeks annual review and affirmation of compliance, with procedures and practices in place designed to protect Denison’s information technology infrastructure. Denison also regularly deploys company-wide information technology and cyber-security training, to ensure familiarity with the risks and mitigation strategies, with periodic mandatory training modules.

Director Education
The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees.
Director education is implemented in the following ways at Denison:

● Third-Party Presentations for the Board
Annually, industry or legal speakers have provided topical presentations via webinar or other presentation to Denison’s Board. In addition, KHNP is invited to provide industry updates to the Board, and the Company’s external auditor and/or legal advisors provide director education when requested and warranted.
In 2024, all of the directors were in attendance for a director education presentation by TradeTech, LLC on the “Evolution in Nuclear Fuel Market Fundamentals”.

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● Management Presentations to the Board and to Committees
When appropriate, management prepares and presents relevant information to Board members. For instance:
1. At each quarterly Board meeting, management provides the Board with industry and market updates
2. Denison’s Chief Financial Officer ensures that the Audit Committee is apprised of relevant developments and issues
3. The Company’s VP Legal provides updates regarding applicable corporate governance or related developments

● An on-line board portal dedicated exclusively to the Board
In addition to storing meeting materials, Denison’s board portal houses a reference manual, which includes corporate information, industry information, regulatory and governance updates and corporate policies. As a hosted website dedicated to our Board, the portal is current and available to directors wherever they are.
In 2024, the Board Portal was updated with various information, including, memoranda on corporate governance updates and director educational session materials.

● Updates and Subscriptions
Management distributes updates, newsletters and articles on industry information to the Board on a regular basis via email. Additionally, the Company maintains subscriptions to newsletters on topics of interest for circulation to the Board.

The Chair of the CGN Committee also coordinates an interview and orientation package for new Board members, covering a range of topics applicable to the role of the director and the Board.

Directors’ and Officers’ Liability Insurance
The Company maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of $80,000,000, subject to a self insured retention (SIR) of $2,500,000 per occurrence for insured claims including claims under securities laws for which the Company has provided an indemnity. There is no SIR for non-indemnifiable claims. The current policy is for the period from November 1, 2024 to November 1, 2025. The premium paid by the Company in 2024 for its directors’ and officer’s liability insurance was approximately $766,072. No amounts were paid by individual directors and officers for this coverage.

Director Compensation
Denison recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. The Compensation Committee is responsible for making recommendations as to director compensation for the Board’s consideration and approval. When annually reviewing the Board’s compensation arrangements, the Compensation Committee considers the following objectives:
● Board compensation should be competitive to attract talent.
Compensation is set at a level that will attract desirable candidates and retain current directors. Denison recognizes that there is considerable competition for qualified directors in the mining sector.

● Board compensation should reward directors appropriately.
Denison recognizes that directors need to be compensated fairly for their time and efforts and the risks and responsibilities which they assume as directors in an increasingly complex regulatory environment.

● Board compensation should align the interests of directors with those of the Shareholders.	Denison’s compensation package, including fees, share units and options, coupled with the share ownership requirement imposed on directors, aligns directors’ interests with those of its Shareholders.
● Board compensation should be fair.	Denison seeks to reward its directors reasonably and on par with directors of comparable companies.

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Cognizant of current market trends in directors’ compensation, and its broader commitment to enhance governance practices, the Board revised the director compensation structure in 2018 and included grants of RSUs under the Company’s Share Unit Plan. In 2019 and 2020, no further changes were made, respectful of the Company’s operations and financial resources.

In 2023, the Compensation Committee conducted a fulsome review of the Company’s director and executive compensation programs, including the engagement of Global Governance Advisors (“GGA”) to analyze the compensation of the Company’s directors and executives relative to its peers. As a result of the Compensation Committee’s review of GGA’s reports and recommendations, modifications to the director and executive compensation arrangements were approved for 2024, to maintain alignment with Denison’s peers, including: (a) an increase to cash compensation, and (b) the removal of share option grants as part of the compensation mix for directors.

Cash Compensation
In 2024, Denison’s director cash compensation included an annual retainer, an annual chair fee for serving as a committee chair and annual committee membership fees. The table below sets out non-employee directors’ retainers and fees as at December 31, 2024.

Position
Annual Retainer1	CAD$
Chair of the Board	150,000
Non-employee Directors	65,000
Committee / Chair Fees	CAD$
Audit Committee Chair	18,000
Other Committee Chair	13,000
Audit Committee membership	9,000
Committee membership	6,500
Note to Cash Compensation:
1.
No retainer would be payable to any director who attends less than 50% of Board meetings.

Denison also reimburses directors for any reasonable travel and out-of-pocket expenses relating to their duties as directors.

Equity Compensation
The Board believes that equity grants help to align directors’ interests with those of Shareholders and also provide additional incentive to directors for corporate performance. In 2024, Denison ceased granting directors options under the Company’s Share Option Plan, and equity compensation was comprised solely of RSUs under the Company’s Share Unit Plan.

Position	RSU Grant Value in CAD$
Chair of the Board	120,000
Non-employee Directors	120,000
Committee / Chair Fees	CAD$
Audit Committee Chair	Nil
Other Committee Chair	Nil
Committee membership	Nil

To align the administration of the director equity grants with the approach used for employee equity grants, the number of RSUs and stock options granted are determined based on an estimated value of each RSU derived from the value of the Company’s Shares as at December 31st. Accordingly, in the case where the Company’s Share price increases subsequent to December 31st, the fair value of the equity grants at the time of grant (normally March) will exceed the targeted levels. Similarly, where the Company’s Share price decreases subsequent to December 31st, the fair value of the equity grants at the time of grant will be lower than the targeted levels.

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In 2024, 72,000 RSUs were granted to each Denison director. In 2023, 2022 and 2021, 42,000, 38,000, and 78,000 RSUs, respectively, were issued to each director.

In 2024, options were not granted to Denison directors. In 2023, 2022 and 2021, each director received a grant of 60,000, 56,000 and 147,000 options, respectively.

2024 Director Compensation
The table below sets out what Denison paid to non-employee directors in retainers and fees for 2024.

Name	Retainer and Fees Earned	Share-based Awards	Option-based Awards	All Other Compensation	Total
	($)	($)1	($)	($)	($)
Byeong Min An2	13,542	187,920	Nil	Nil	201,462
Brian Edgar	87,000	187,920	Nil	Nil	274,920
Ron Hochstein3	63,562	187,920	Nil	Nil	251,482
Jong Ho Hong2,4	51,458	146,880	Nil	Nil	198,338
David Neuburger	97,563	187,920	Nil	Nil	285,463
Laurie Sterritt	78,000	187,920	Nil	Nil	265,920
Jennifer Traub5	132,643	187,920	Nil	Nil	320,563
Patricia Volker6	107,725	187,920	Nil	Nil	295,645
Notes to 2024 Director Compensation:
1.
Represents the fair value at date of grant of awards made under the Share Unit Plan determined using the closing price of the Shares on the TSX on the trading day prior to the grant date.
2.
Mr. An resigned from the Board during 2024, as a result of which certain share-based awards expired unvested during 2024.
3.
Mr. Hochstein did not stand for re-election to the Board at the May 2024 annual shareholder meeting.
4.
Directors fees for Mr. An and Mr. Hong were paid to KHNP Canada Energy Ltd.
5.
Directors fees for Ms. Traub were paid to Cassels Brock & Blackwell LLP.
6.
Includes additional fees of $6,400 earned by Ms. Volker for attendance at SOX meetings in 2024.

Directors’ Outstanding Option-Based Awards
As at the end of 2024, each non-employee director’s option-based awards outstanding are as follows:
Name	Number of Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)1
Brian Edgar	147,000	1.26	March 8, 2026	198,450
	56,000	1.84	March 7, 2027	43,120
	60,000	1.49	March 13, 2028	67,200
Total	263,000			308,770
Jong Ho Hong2	Nil	N/A	N/A	Nil
Total	Nil			Nil
David Neuburger	73,500	1.43	May 10, 2026	86,730
	56,000	1.84	March 7, 2027	43,120
	60,000	1.49	March 13, 2028	67,200
Total	189,500			197,050
Laurie Sterritt	56,000	1.84	March 7, 2027	43,120
	60,000	1.49	March 13, 2028	67,200
Total	116,000			110,320
Jennifer Traub	147,000	1.43	May 10, 2026	173,460
	56,000	1.84	March 7, 2027	43,120
	60,000	1.49	March 13, 2028	67,200
Total	263,000			283,780

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Patricia Volker	56,000	1.84	March 7, 2027	43,120
	60,000	1.49	March 13, 2028	67,200
Total	116,000			110,320
Notes to Directors’ Outstanding Option-Based Awards:
1.
Option values have been calculated using the closing price of the Shares on the TSX on the last trading date of 2024 of $2.61, less the applicable exercise price of the options.
2.
Mr. Hong resigned from the Board effective March 13, 2025, at which time all unvested equity expired.

Directors’ Outstanding Share-Based Awards
As at the end of 2024, each non-employee director’s share-based awards outstanding are as follows:

Name	UnvestedShare Units (#)	Market or payout value of Unvested Share Units2 ($)	Vested but Unpaid Share Units1 (#)	Market or payout value of Vested but Unpaid Share Units2 ($)
Brian Edgar	112,667	294,061	220,333	575,069
Jong Ho Hong	72,000	187,920	Nil	Nil
David Neuburger	112,667	294,061	52,666	137,458
Laurie Sterritt	112,667	294,061	39,333	102,659
Jennifer Traub	112,667	294,061	117,333	306,239
Patricia Volker	112,667	294,061	117,333	306,239
Notes to Directors’ Outstanding Share-Based Awards:
1.
As share units have vested, some directors have deferred and others have elected for share settlement.
2.
Share units granted to-date vest equally over three years. Share unit values have been calculated using the closing price of the Shares on the TSX on the last trading date of 2024 of $2.61.

Value Vested or Earned in 2024
The following table sets out for each non-employee director the value of the Company’s equity plan compensation vested or earned during the financial year ended December 31, 2024. The Company had no non-equity incentive plan compensation for directors at December 31, 2024.
Name	Option-based awards Value vested during the year1 ($)	Share-based awards Value vested during the year2 ($)
Brian Edgar	32,946	135,812
Jong Ho Hong	Nil	Nil
David Neuburger	32,946	140,752
Laurie Sterritt	32,946	66,912
Jennifer Traub	32,946	140,752
Patricia Volker	32,946	135,812
Notes to Value Vested or Earned in 2024:
1.
The value vested during the year reflects the aggregate dollar value that would have been realized if the options that vested in 2024 were exercised on their vesting dates.
2.
The value vested during the year reflects the aggregate dollar value that would have been realized if the share units that vested in 2024 were exercised on their vesting dates. Share units have a Nil exercise price.

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Director Share Ownership Requirement
The Board has a share ownership requirement, which requires all non-employee directors to own Shares (including RSUs) with a cost of acquisition (or deemed cost at time of grant) equal to three times the value of their annual cash retainer within five years of becoming a non-employee director or an increase in their cash retainer. Where a nominee director’s annual cash retainer is paid to his or her employer, he or she is exempted from the requirement.

For the purposes of assessing compliance, the share ownership requirement provides that Denison’s securities are valued in the following manner:

●
Common Shares: The value of the Shares is equal to the actual purchase price. For Shares acquired through the exercise of stock options, the Shares issued upon exercise will be valued at the closing price of the Shares on the TSX on the day before exercise. For Shares acquired through the vesting of RSUs, the value of these Shares shall be calculated as the greater of the market value of the RSUs under the Share Unit Plan at the date of grant and the closing price of the Shares on the day before issue.

●
RSUs (and other full value equity awards): The value of the RSUs shall be equal to the closing price of the Shares on the TSX on the day before grant.

●
Equity Owned Prior to Joining the Board: Notwithstanding the foregoing, the value of Shares an individual owned prior to becoming subject to the share ownership requirement shall be equal to the greater of their cost of acquisition or the value of the holdings using the closing price of the Shares on the TSX on the day before the individual becomes subject to the requirement.

Denison’s non-employee directors are all in compliance with the share ownership requirement: (a) owning sufficient Shares, (b) being within the five-year period of becoming a non-employee director or of an increase in their cash retainer, or (c) otherwise exempt (see below).

The approximate share ownership values for the nominated directors are as follows:

Name	Cash Retainer1	“Share Ownership” Value2	Status
Jinsu Baik	$Nil3	Shares: $Nil RSUs: $Nil	Compliant (see note 3)
Wes Carson	$65,000	Shares: $Nil RSUs: $Nil	Compliant (see note 4)
Ken Hartwick	$65,000	Shares: $Nil RSUs: $Nil	Compliant (see note 4)
David Neuburger	$65,000	Shares: $352,000 RSUs: $337,000	Compliant
Laurie Sterritt	$65,000	Shares: $Nil RSUs: $330,000	Compliant
Jennifer Traub	$132,643	Shares: $Nil RSUs: $441,000	Compliant (see note 4)
Patricia Volker	$65,000	Shares: $603,000 RSUs: $375,000	Compliant
Notes:
1.
Cash retainer as Board member and/or Board Chair for the year ended December 31, 2024.
2.
Calculated in accordance with the share ownership requirement as of March 24, 2025.
3.
Exempt from share ownership requirement: nominee director for whom cash retainer is paid to employer.
4.
Within 5 years of becoming a non-employee director or an increase in their cash retainer.

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Executive Compensation

This section of the Circular discusses Denison’s executive compensation program and the pay decisions affecting its Named Executive Officers (as defined in applicable securities laws, collectively, the “NEOs”). The NEOs in 2024 were:

NEO	Position(s) last held during 2024
David Cates	President & Chief Executive Officer
Elizabeth Sidle	Vice President Finance & Chief Financial Officer
Kevin Himbeault	Vice President Operations & Regulatory Affairs
Geoff Smith	Vice President Corporate Development & Commercial
Amanda Willett	Vice President Legal & Corporate Secretary

The Objectives of the Company’s Compensation Program
Denison strives to improve Shareholder value through sustainable corporate performance. The Company recognizes that its employees and, in particular, the leaders within the organization have a significant impact on Denison’s success.

In support of its goal, Denison’s executive compensation program has three objectives:
1. Align the interests of its executive officers with the long-term interests of the Company and its Shareholders.
2. Link compensation to the performance of both the Company and the executive.
3. Compensate executive officers at a level and in a manner that ensures that Denison is capable of attracting and retaining talented executives.

Managing Risk
When determining an executive’s compensation package, the Compensation Committee seeks to balance: (A) annual performance incentives, which are awarded based on success against pre-established short-term corporate and individual goals, with (B) long-term incentive payments focused on longer term performance of the Company, including stock option grants under the Option Plan and share units granted under the Share Unit Plan.
The Compensation Committee also considers the implications of each of the various components of the Company’s compensation policies and practices to ensure that executive officers are not inappropriately motivated towards shorter-term results, excessive risk taking or illegal behaviour.
The Compensation Committee uses a number of strategies to reduce the risk associated with compensation, including:
●
Overseeing a structured annual compensation process, to align management’s objectives with the strategy of the Company and minimize discretion in the award of bonuses, by:

o
Reviewing and approving annual individual objectives of executives and then assessing performance against these objectives when: (a) awarding the individual performance component of the annual bonus, and (b) determining the quantum of any equity grants;
o
Considering the Company’s performance relative to its peers when reviewing the corporate performance component of the NEO’s annual bonus; and
o
Not guaranteeing the payment of an annual bonus (as a result of which, the NEOs could receive no annual bonus under the annual compensation structure);

●
Engaging compensation consultants, to review and provide recommendations with respect to compensation matters, including compensation relative to peers;

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●
Making the annual bonus payment of the CEO and the CFO conditional upon a claw back agreement, whereby each of them personally agrees to reimburse any portion of their bonus payment which is awarded for achievements that are found to involve their fraud, theft or other illegal conduct;

●
Setting equity compensation granting policies, including setting standard vesting and/or settlement terms for share unit and stock option grants, which align equity holders’ interests with the longer term growth of the Company;

●
Aligning the measurement date for the assessment of corporate performance with the date used to approximate the value of stock-based compensation instruments, so as to eliminate the risk of timing bias amongst significant company news and developments;

●
Instituting a share ownership requirement for executive officers;

●
Acknowledging the Board’s role in overseeing compensation policies and practices and exercising discretion to adjust payouts up or down; and

●
Prohibiting Denison’s directors and officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Shares.

Compensation Decision-Making
At the beginning of each year, the Board reviews the Company’s performance and the analysis and recommendations of the Compensation Committee in respect of NEO compensation. As applicable, the Compensation Committee provides to the Board (a) its assessment of the competitiveness of base salaries within Denison's peer group, (b) its recommendations for annual performance incentives for the Company’s executives, based on the prior year’s performance of such executives and the Company as a whole, and (c) its recommendations regarding base salaries, long term incentive awards and annual performance objectives for the current fiscal year.

The Compensation Committee reviews all of Denison’s policies and programs relating to executive compensation and makes recommendations to the Board. This process involves:

● Benchmarking and Executive Incentive Bonus Plan review
The Compensation Committee periodically reviews Denison’s compensation practices against a peer group of companies to ensure that the Company’s compensation is in line with industry. At the same time, the Compensation Committee reviews the Executive Incentive Bonus Plan (the “Bonus Plan”) annually and considers if any modifications are required.

● Establishing objectives to measure performance
The objectives of the CEO are reviewed by the Compensation Committee and recommended to the Board for ultimate approval. The Compensation Committee reviews and approves the annual objectives of the other NEOs.

● Evaluating performance	The performance of the CEO is reviewed by the Compensation Committee. The performance of the other NEOs is reviewed by the CEO and reported to the Compensation Committee.
● Determining compensation packages
The CEO’s base salary and bonus awards are reviewed by the Compensation Committee prior to recommendation to the Board for ultimate approval. The base salaries and bonuses of the other NEOs are reviewed and approved by the Compensation Committee. The Board approves all equity-based grants.

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Compensation Consultant Advice
Denison seeks to provide competitive total compensation packages to its executive officers to ensure that it attracts and retains the most talented individuals. Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members.

In each of 2020 and 2023, the Compensation Committee initiated fulsome reviews of the Company’s director and executive compensation programs, including the engagement of GGA to analyze the compensation of the Company’s directors and executives. GGA conducted industry research, peer benchmarking and confidential one-on-one interviews with Board members and select executives at Denison to discuss Denison’s business strategy, compensation philosophy, compensation structure and key performance indicators.

Based on GGA’s 2020 recommendations, in 2021 the Compensation Committee and the Board, as applicable, approved various adjustments to the Company’s compensation arrangements that remained in effect in 2024, including the introduction of an executive share ownership requirement. Based on GGA’s 2023 recommendations, for 2024 the Compensation Committee and the Board, as applicable, approved (a) modifications to base compensation for certain executives; and (b) adjustments to the elements of the Bonus Plan.

The Compensation Committee will continue to evaluate the overall appropriateness of the Company’s NEO compensation.

Benchmarking
Denison’s target compensation position is the median against a selected peer group of similar type and size of Canadian mining companies. Part of GGA’s mandate in 2023 was the review the Company’s peer group.

The following criteria were used in creating the Company’s 2024 peer group: generally of a similar size to Denison (0.25x to 4x) in terms of total assets and market capitalization, operations in similar geographical locations to account for geographic risk, production phase and primarily mining for uranium, copper and other non-precious metals, with a similar business strategy and scope of operations to Denison, and publicly traded on major North American exchanges. Based on these factors, it was determined that the following companies were suitable peer comparators for consideration in determining levels of senior executive compensation: Altius Minerals Corporation, Centrus Energy Corp., Energy Fuels Inc., Ero Copper Corp., Filo Corp., Fission Uranium Corp., Foran Mining Corp., Lithium Americas Corp., NexGen Energy Ltd., NGEx Minerals Ltd., Paladin Energy Limited, Taseko Mines Ltd., Uranium Energy Corp. and UR-Energy Inc.

Executive Compensation Consultant Related Fees
Fees paid to GGA in 2023 and 2024 for services rendered with respect to the 2023 mandate were $79,400. GGA was also engaged in 2024 to assist with the review of the Restated Plan, for which GGA has billed fees for services rendered of $41,700.

Compensation Framework
The Company uses three key compensation components to achieve the executive compensation program’s objectives: base salary, annual performance incentive and long-term incentive.

Base Salary
Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in attracting and retaining the qualified executives. Base salaries are reviewed annually to ensure that they reflect how an individual fulfills his or her responsibilities and to ensure that Denison’s compensation stays competitive.

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Annual Performance Incentives
Denison’s annual performance incentive is a short-term variable element of compensation, typically in the form of a cash bonus, administered in accordance with the Bonus Plan approved and reviewed annually by the Compensation Committee.

The CEO’s awards under the Bonus Plan are approved by the Board, upon recommendation of the Compensation Committee. The Compensation Committee reviews and approves the CEO’s recommendations for awards under the Bonus Plan for the CFO and Vice Presidents of the Company.

The stated goal of Denison’s compensation program is to improve Shareholder value through sustainable corporate performance. Linking corporate and personal performance to support this goal, Denison has incorporated two primary performance measures into its bonus calculations, which are each a blend of pre-defined qualitative and quantitative measures:
1. Corporate performance
2. Individual performance

Corporate Performance Measures: The Compensation Committee measures corporate performance using a combination of a shareholder return measure and strategic corporate objectives:

Shareholder Return Relative to Industry (SRI): a measure of Denison’s Share price performance relative to a peer group of companies in the uranium mining industry over the 12-month period ended on the last day of the fiscal year.

Corporate Objectives: objectives identified by the Compensation Committee and the Board, as being the strategic focus of the Company and management in the year.

For 2024, Corporate Performance was assessed based on the following weighting:

Corporate Performance	Weighting
SRI	15%
Progress the permitting and development of Phoenix at Wheeler River	40%
Drive value through development portfolio	12.5%
Drive value through discovery within exploration portfolio	12.5%
Support Company Growth	10%
Maintain high standards of EHSS performance	10%
TOTAL	100%

This allocation is intended to ensure alignment of Bonus Plan compensation with shareholder return, with an incentive for management to (a) drive shareholder returns beyond those of the Company’s peers even in times when market conditions are challenging, while (b) remaining heavily focused on achievement of key short-term objectives linked to the long-term and/or strategic success of the Company. For example, in support of the Company’s strategic prioritization of Environment-Social-Governance objectives, if in any year the Company suffers a fatality at any of its operations, the EHSS component of the Corporate Performance measurement will be assessed at 0% for all executives under the plan.

The calculation of SRI under the Executive Incentive Bonus Plan is based upon an annual selection of a peer group of five directly comparable companies (selected at the beginning of the year), which are expected to be the five largest pure uranium producers, developers and/or explorers with a small to mid-cap range market capitalization (the “SRI Peer Group”). For 2024, the SRI Peer Group was comprised of NexGen Energy Ltd., Paladin Energy Ltd., Energy Fuels Inc., Uranium Energy Corp. and Boss Energy Limited.

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The Company’s performance against the SRI measure is determined based on the Company’s Share price at the end of the fiscal year. To eliminate the impact of a single trade at the close of the trading day, the Share price used to evaluate SRI will generally be the single day volume weighted average on the last trading day of the year.

Individual Performance Measures: A variety of individual objectives are set for each participant in the Bonus Plan with a focus on aligning their respective areas of responsibility with the Company’s annual business objectives.

Each year, the CEO meets with the executives participating in the Bonus Plan to develop a set of individual objectives and performance measures for the year, which are then presented to and approved by the Compensation Committee. The CEO also presents his individual objectives and proposed performance measurement criteria to the Compensation Committee for recommendation to the Board for approval.

Bonus Weighting and Proportions
The following are the performance measure categories, and their weighting, for each executive in 2024.

	Corporate (%)	Individual (%)
CEO	90	10
CFO	70	30
VP	60	40

Based on the maximum bonus level for the applicable participant in the Bonus Plan (as outlined above), Corporate and Individual performance measures are assessed against three levels of achievement, with the following associated aggregate bonus award amounts expressed as a percentage of base salary:

	Base Target	Stretch Target	Breakthrough Target
CEO	Up to 70%	130%	200%
CFO	Up to 40%	80%	130%
VP	Up to 30%	60%	90%

For example, the CEO’s bonus award is based 90% on achievement of corporate performance objectives, of which 15% is weighted to the SRI measure of performance. If performance against the SRI measure is assessed as Breakthrough, then it would contribute 27% of base salary towards the CEO’s bonus award for the year (90% Corporate x 15% Weighting for SRI measure x 200% Breakthrough performance = 27%).

Long-Term Incentives
Equity based compensation, such as stock option and share unit grants to executives, play an important role in helping Denison meet the objectives of its compensation program. Equity compensation rewards long-term growth and an appreciation in Share price, thus promoting the creation of Shareholder value. Additionally, equity compensation is commonplace in the Canadian mining industry and is an important part of keeping Denison’s compensation competitive with that of its peers.

The Compensation Committee has a “Stock Based Compensation Grant Policy” (the “Grant Policy”), which provides for a uniform long-term incentive pay (“LTIP”) program for eligible employees at Denison. Under the Grant Policy, equity grants are made annually following the release of year end results.

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For stock options, the exercise price will be set in accordance with the Option Plan and the Company’s Disclosure Policy. The Option Plan is described in detail starting on page 58 of this Circular. All options granted pursuant to the Grant Policy have a five-year term and vest, in equal parts, over 3 years, on the first, second and third anniversaries of the grant.

Under the Company’s Share Unit Plan, Share Units can be granted as RSUs (where the Shares typically vest after the passage of a pre-determined amount of time) or PSUs (where the Shares will only become issuable if, at the time of vesting, certain pre-determined performance conditions have been met). Any such grants would be in keeping with the policies of the Compensation Committee, and in keeping with the provisions of the Grant Policy and Share Unit Plan. The Share Unit Plan is described in detail starting on page 59 of this Circular.

For 2024, the magnitude of an equity compensation grant for an employee is determined with consideration of:

(a)
Individual and Corporate Performance: the assessment of individual and corporate performance (as detailed above), linking the magnitude of equity-based compensation to the objectives and achievements of each executive officer.

(b)
Scope of Role & Responsibility: an employee’s level of responsibility and ability to impact the Company’s results.

For example, the following target rates, as a percentage of base salary, have been set for long-term incentive grants for executives, but can be adjusted based on the assessment of each executive officer’s individual and corporate objectives and achievements:

	Total Base LTIP Target	Stock Option LTIP Target	Share Unit LTIP Target
CEO	150%	75%	75%
CFO	80%	40%	40%
VP Corp. Dev & Commercial	80%	40%	40%
VP	60%	30%	30%

The number of stock options and restricted share units to be granted pursuant to the LTIP program are determined based on an estimated value of each stock option and restricted share unit derived from the value of the Company’s Shares as at December 31st of the immediately preceding year. This is an important feature of the Company’s compensation scheme as it aligns the date used to approximate the value of stock-based compensation instruments with the measurement date used for the assessment of corporate performance for the Bonus Plan (as described above).

This alignment eliminates the risk of timing bias for the release of significant Company news and developments amongst Denison’s senior management.

The timing of the grants of the actual stock options and share units awarded under the LTIP plan, however, occurs following the assessment of annual performance and the completion of the audit and approval of the year-end financial statements (and financial results) of the Company, which typically occurs in March of the subsequent year.

Accordingly, in the case where the Company’s Share price increases after December 31st, the fair value of the equity grants at the time of grant (i.e., March) will typically exceed the targeted levels in the LTIP program. Similarly, where the Company’s Share price decreases after December 31st, the fair value of the equity grants at the time of grant will typically be lower than the targeted levels.

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The Summary Compensation Table below reflects the accounting fair value of the stock-based compensation awards determined using the closing price of the Shares on the trading day prior to the accounting grant date in March of each year.

Compensation of Named Executive Officers
The table below is a summary of base salary, incentive-based awards and other compensation awarded to the current NEOs in the last three financial years. None of the NEOs received any non-equity awards under a long-term incentive plan, and the Company does not have any defined benefit or actuarial plans for active employees.

Summary Compensation Table

Name and PrincipalPosition	Year	Salary($)	Share-based awards1,5($)	Option-based awards2,5($)	Non-equity Annual Incentive Plans3($)	All other compensation4 ($)	Total compensation ($)
David Cates President and CEO	2024 2023 2022 2021 2020	575,000 497,930 467,100 450,000 318,370	772,560 376,970 557,120 599,240 159,153	564,993 286,200 302,085 467,666 124,068	724,510 341,580 247,680 719,500 183,460	45,810 40,914 35,456 28,530 25,412	2,682,873 1,543,594 1,609,441 2,264,936 810,463
Elizabeth Sidle6 Vice President Finance & CFO	2024 2023 2022	302,000 247,792 203,800	216,330 102,810 244,960	158,301 77,910 66,171	254,440 97,320 77,030	27,281 23,186 12,957	958,352 549,018 604,918
Kevin Himbeault Vice President Operations & Regulatory Affairs	2024 2023 2022	290,000 255,000 206,195	156,600 104,300 230,880	114,543 78,705 72,884	157,780 83,510 62,940	36,863 35,211 15,311	755,786 556,726 588,210
Geoff Smith6 Vice President Corporate Development & Commercial	2024 2023 2022	265,000 21,234 n/a	164,430 109,334 n/a	120,978 76,230 n/a	172,910 10,000 n/a	15,058 1,040 n/a	738,376 217,838 n/a
Amanda Willett Vice President Legal & Corp. Secretary	2024 2023 2022	290,000 245,160 227,000	156,600 99,830 130,560	114,543 75,525 73,843	164,000 90,070 58,630	22,983 22,862 19,884	748,126 533,447 509,917
Notes to Summary Compensation Table:
1.
Granted pursuant to the Share Unit Plan. The fair value was determined using the closing price of the Shares on the trading day prior to the accounting grant date.
2.
This amount represents the fair value, on the date of grant, of awards made under the Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes option-pricing model. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate and expected stock price volatility, life and dividend yield.
3.
The non-equity annual incentive plan awards were earned in the fiscal year noted and were paid in the following fiscal year. For 2024, NEO bonuses were approved in March 2025.
4.
These amounts consist of car allowance, travel-to-work or parking benefits, life insurance premiums and retirement savings benefits. The retirement savings benefits component exceeds 25% of the benefits included under the heading “All Other Compensation”, in 2024, 2023, and 2022, respectively as applicable, as follows (i) for Mr. Cates: $34,500, $29,876, $24,9120; (ii) for Ms. Sidle: $15,100, $10,597, $8,152; (iii) for Mr. Himbeault: $17,400, $15,300, $10,496; (iv) for Mr. Smith, $10,600, $849, Nil; and (v) for Ms. Willett: $14,500, $12,258, $9,364.

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5.
Where special grants of equity were made in lieu of cash bonuses, the equity grants are made in the following year (see note 3 for more details) and the fair value of the awards granted in such year, shown in the table, has been reduced by the amount that was recorded under “Non-Equity Annual Incentive Plan” in the prior year, to ensure bonus compensation is not double-counted when settled with equity instead of cash.
6.
Mr. Smith joined Denison in December 2023; and Ms. Sidle was promoted to Interim CFO in September 2023, and CFO in December 2023.

Five-Year Trend Discussion
The annual compensation in the graphs below reflect total compensation for the CEO and the other NEOs disclosed in that year, rather than compensation from 2019 to 2024 for the current NEOs who may not have been NEOs in prior years. For example, only Mr. Cates was an NEO from 2019 to 2024.

Base Salaries:
After consultation with GGA on NEO Compensation in the latter part of 2020, the Compensation Committee approved increases in salary compensation for the NEOs for 2021 to create better executive salary alignment with Denison’s peer group. See “Executive Compensation – Benchmarking” on page 42 for details of Denison’s peer group for compensation benchmarking.

For 2022 and 2023, the Compensation Committee approved only cost-of-living adjustments (“COLA”) for applicable NEO base salaries. The COLA to salaries and related compensation is prepared using the 12-month rolling change in the Canadian Consumer Price Index for each of the Company’s operating locations. Exceptions were for promotions or changes of responsibility for: (i) Ms. Sidle, who was promoted to Interim Chief Financial Officer and then Chief Financial Officer in 2023; and (ii) Mr. Himbeault, who took on increased oversight responsibilities with the retirement in 2023 of Denison’s former Vice President Operations.

Equity Compensation:
Equity compensation, in the form of options and Share Units, represents a significant portion of the reported value of the Company’s NEO compensation. In each of 2020 and 2023, GGA completed a fulsome review of executive compensation leading to the Compensation Committee adopting changes to several components of Denison’s executive compensation arrangements to better align Denison’s incentive compensation with its peers. An element of that change was to adjust the target thresholds for option and share unit grants, as a percentage of base salary, under the LTIP program.

The Board also approved the implementation of a share ownership requirement for executives (see page 54 for further details).

There were no options or other equity compensation held by the NEOs that were re-priced downward during the most recently completed financial year of the Company.

Performance Graphs

Cumulative Value of $100 Investment
The following graph compares the cumulative total shareholder return for $100 invested in the Shares on the Toronto Stock Exchange for the Company’s five most recently completed financial years with the cumulative total shareholder return of the S&P/TSX Composite Index for the same period. The Share performance as set out in the graph does not necessarily indicate future price performance. The Shares trade on the TSX under the symbol “DML”.

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       Data supplied by the TSX.

Five-Year Trend in NEO Total Compensation
Compared to Denison Cumulative Value of $100 Investment
To evaluate the trend in Denison compensation levels in relation to Share performance as measured in the graph above, Denison relied on the total annual compensation awarded for fiscal years 2020 through 2024 on the same basis as is currently disclosed in the “Summary Compensation Table” above, using the fiscal year 2018 as a base amount for comparing changes in compensation over time.

    Denison Share data supplied by the TSX.

The chart above reflects the impact of equity-linked compensation for the Company’s NEOs. For 2021 and 2024, the chart reflects adjustments to executive compensation approved by the Compensation Committee after review of recommendations from GGA that: (a) resulted in an increase in executive salaries, to better align with peer benchmarking; and (b) adjustments to the LTIP targets within the Bonus Plan.

See “Compensation of Named Executive Officers – Five Year Trend Discussion” for more details.

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Annual Performance Incentives
Denison’s NEOs were eligible to receive a bonus for the year ended December 31, 2024, in accordance with the Company’s Bonus Plan. As previously discussed, computation of bonuses is based on assessments of corporate and individual performance.

2024 Corporate Performance
As explained starting on page 43 of the Circular, Corporate Performance Measures for 2024 were assessed with reference to Shareholder Return Relative to Industry (SRI) and Corporate Objectives.

Corporate Performance - SRI
For SRI, the performance of the Company’s selected SRI Peer Group is used as the benchmark for measuring industry performance. In 2024, the market cap weighted share price performance of the SRI Peer Group (when comparing their share price on the last trading day of the year in 2024 against 2023) was -7.44%, resulting in the following SRI objectives:

½ Base (-5%)	Base ( - )	Stretch (+10%)	Breakthrough (+20%)
Peers – 5%	Peer Group	Peers + 10%	Peers + 20%
-12.44%	-7.44%	+2.66%	12.66%

Denison’s share price increased from $2.3149 on December 31, 2023 to $2.6098 on December 31, 2024, representing a percentage change of 12.74%, which is aligned with a “Breakthrough” level achievement against its SRI Peer Group.

Corporate Performance – Corporate Objectives
The second element of corporate performance is the assessment of performance against specified corporate objectives identified by the Compensation Committee and the Board as being the strategic focus of the Company and management in the year. The Compensation Committee assessed the 2024 performance against corporate objectives, as summarized in the following table:

Corporate Performance Objectives	Weighting	Assessment
1. SRI	15%	Breakthrough (see above)
2. Progress the permitting and development of Phoenix at Wheeler River	40%
Stretch.

Overall, excellent progress has been made advancing the Phoenix project towards the completion of engineering, permitting and procurement scopes during 2024. Highlights of 2024 achievements include:
● Advancement of detailed engineering design for Wheeler River, with total engineering reaching ~65% completion at year end.
● Acceptance of the final version of the Environmental Impact Statement to federal and provincial regulators.
● Implementation of new procurement process, executing on procurement of long-lead items for the project.
● Advancement of the project licensing and permitting process and continued engagement with various Interested Parties.

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3. Drive value through development portfolio	12.5%
Base/Stretch.

The Company achieved excellent results from its field programs and studies for its development portfolio projects. A highlight of the 2024 achievements was the completion of an inaugural ISR field test program at the Midwest project, which validated key assumptions and advanced Denison’s evaluation of the potential use of ISR mining at Midwest.

4. Drive value through the exploration portfolio	12.5%
Base/Stretch.

Highlights of 2024 achievements include Execution of agreements with each of Foremost Clean Energy (Nasdaq: FMST) and Cosa Resources (TSX-V: COSA) to collaborate on the exploration of several of Denison’s properties, unlocking value for non-core exploration assets and securing visibility to over $25M in exploration funding for projects that were unlikely to be worked by Denison in the near-term.

5. Support Company Growth	10%
Stretch.

The success associated with the Company’s procurement, human resources, and financing efforts have significantly advanced key areas of corporate growth. Highlights of 2024 achievements include:
● Advancement of formal procurement functions.
● Revision, adoption and/or implementation of various policies, systems, and procedures.
● Support for significant organizational growth as the Company advances towards execution of the Phoenix project, with a focus on recruiting and retaining top talent.
● Advancing corporate and project financing efforts.

6. Maintain high standards of compliance against regulatory and EHS&S targets	10%	Base. Highlights of 2024 achievements include: ● No fatalities, no material fines imposed. ● Continued positive performance against Reconciliation Action Plan.

2024 Individual Performance
In 2024, the Board of Directors approved individual objectives for Mr. Cates upon the recommendation of the Compensation Committee. In March 2025, the Compensation Committee assessed Mr. Cates’ performance against these objectives in making their recommendation to the Board of Directors as to Mr. Cates’ entitlement under the Bonus Plan. It was determined that Mr. Cates had achieved his objectives, as summarized, in part, as follows:

Objective	Weighting	Assessment
1. Manage increased size of the executive team to ensure cohesion and alignment.	25%
Base.

Highlights of 2024 achievements include:
● Supporting executive team alignment and communication, using tools such as management committees and executive meetings.
● Holding an inaugural Denison Town-Hall to review 2023 results and 2024 objectives with all staff.

2. Continue to dynamically manage the Company’s asset base – including evaluating corporate development opportunities to upgrade or enhance the Company’s exploration and development project portfolio.	25%
Stretch.

Highlights of 2024 achievements include:
● Assessment of multiple potential transactions to unlock value and secure funding for non-core exploration assets, culminating in the execution of agreements with each of Foremost Clean Energy and Cosa Resources.
● Acquisition of the MaxPerf permeability enhancement tool to be deployed at the Phoenix project, with exclusive use rights for Saskatchewan uranium.
● Execution of an earn-in agreement with Grounded Lithium with respect to the Kindersley Lithium project.

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3. Advance the development of the Company’s internal uranium market supply & demand models and devise a preliminary commercial plan for (1) sale of strategic physical uranium holdings and (2) future uranium sales from production.	25%
Stretch.

Highlights of 2024 achievements include:
● Development of a commercial strategy for potential Phoenix project production.
● Advancement of Phoenix project financing strategy and execution planning.

4. Continue to take an active role in (1) Indigenous engagement and agreement negotiations and (2) Government Relations in support of Phoenix project permitting approvals.	25%
Stretch.

Highlights of 2024 achievements include:
● Completion of the KML MBA and Sustainable Communities Agreement, resulting in letters of support for the Wheeler River Environmental Assessment at a critical time in the technical review of the Environmental Impact Statement by the CNSC.
● Advancement of commercial negotiations with other Indigenous groups and communities with respect to the Company’s projects.

Each of the other NEOs eligible for a bonus for 2024 had individual performance objectives for 2024 approved by the Compensation Committee, and the Compensation Committee assessed their performance against these objectives in determining an award under the Bonus Plan.

Each executive was assessed as having met or exceeded their 2024 base level objectives.

Executive	Achievement Highlights
Elizabeth Sidle Vice President Finance & Chief Financial Officer
● Leadership of the procurement team development and procurement strategy to support long-lead contracting, construction, and future operations.
● Completion of financial modelling and analysis required for various corporate development or other strategic objectives.
● Leadership of key finance system improvements.

Kevin Himbeault Vice President Operations
● Execution of detailed engineering design for Phoenix to advance project construction planning and licensing requirements.
● Procurement of long-lead items to preserve Phoenix project execution schedule.
● Enhancing Denison’s safety program, to support Company growth.

Geoff Smith Vice President Corporate Development & Commercial
● Development of a commercial strategy for potential Phoenix project production.
● Advancement of Phoenix project financing strategy and execution planning.
● Leadership of the Company’s corporate development efforts, evaluating and executing on value-enhancing transactions.
● Enhancement of investor relations capabilities.

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Amanda Willett Vice President Legal and Corporate Secretary
● Supporting the achievement of various Company objectives in the year, including corporate development, legal and other strategic activities and providing cross-functional legal support for key business activities.
● Leadership of the equity incentive plan administration program roll-out, for the Company’s equity compensation plans.
● Oversight of the Company’s corporate governance, enterprise risk management, and ESG programs and practices.

Based on the foregoing, the assessment of the following NEOs’ bonus entitlement was:

Name	Corporate Calc./Max	Individual Calc./Max	Total Calc./Max
David Cates	114.3% / 180.00%	11.7% / 20.0%	126.0% / 200.0%
	$657,230	$149,500	$724,510
Elizabeth Sidle	54.95% / 91.0%	29.30% / 39.0%	84.25% / 130.0%
	$165,950	$88,490	$254,440
Kevin Himbeault	31.19% / 54.0%	23.22% / 36.0%	54.41% / 90.0%
	$90,440	$67,340	$157,780
Geoff Smith	34.65% / 54.0%	30.60% / 36.0%	65.25% / 90.0%
	$91,820	$81,090	$172,910
Amanda Willett	34.65% / 54.0%	21.90% / 36.0%	56.55% / 90.0%
	$100,490	$63,510	$164,000

Long Term Incentive Plan Awards
The Company employs three forms of incentive plans to award its employees for individual and Company performance, namely option-based awards, share-based awards and non-equity-based awards in the form of cash bonuses. See “Equity Compensation Plans” below, for more information.

Value Vested or Earned during 2024
The table below sets out information concerning the value of incentive plan awards, including option-based, share-based and non-equity incentive plan compensation, vested or earned during the financial year ended December 31, 2024 for each NEO.

Name	Option-based awards Value vested during year($)1	Share-based awardsValue vested during year($)2	Non-equity incentive plan compensation – Value earned during the year($)
David Cates	192,150	894,273	724,510
Elizabeth Sidle	47,897	138,602	254,440
Kevin Himbeault	50,444	100,709	157,780
Geoff Smith	15,360	30,690	172,910
Amanda Willett	49,093	214,703	164,000
Note for Value Vested or Earned During 2024:
1.
The option value vested during the year reflects the aggregate dollar value that would have been realized if the options that vested in 2024 were exercised on their vesting date.
2.
The share unit value vested during the year reflects the aggregate dollar value realizable if the Shares were issued on their vesting date.

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Outstanding Share-Based Awards
The following table sets out for each NEO the number and value of their share units outstanding on December 31, 2024.

Name	UnvestedShare Units (#)1	Market or payout value of Unvested Share Units ($)2	Vested but Unpaid Share Units (#)	Market or payout value of Vested but Unpaid Share Units ($)
David Cates	586,000 RSUs	1,529,460	2,393,250 RSUs	6,246,383
	Nil PSUs	Nil	Nill PSUs	Nil
Total		1,529,460		6,246,383
Elizabeth Sidle	154,667 RSUs	403,681	79,166 RSUs	206,623
	Nil PSUs	Nil	Nil PSUs	Nil
Total		403,681		206,623
Kevin Himbeault	123,667 RSUs	322,771	57,333 RSUs	149,639
	Nil PSUs	Nil	60,000 PSUs	156,600
Total		322,771		306,239
Geoff Smith	85,000 RSUs	221,850	11,000 RSUs	28,710
	Nil PSUs	Nil	Nil PSUs	Nil
Total		221,850		28,710
Amanda Willett	132,000 RSUs	344,520	356,250 RSUs	929,813
	Nil PSUs	Nil	200,000 PSUs	522,000
Total		344,520		1,451,813
Notes for Outstanding Share-Based Awards:
1.
PSUs were received as special grant in 2018, as approved by Shareholders on May 3, 2018, to address investor feedback and increase NEOs’ equity stake in the Company. Each of Ms. Sidle and Mr. Himbeault received pro-rated grants of PSUs after their promotion in 2021 and appointment in 2022, respectively.
2.
Share unit values have been calculated using the closing price of the Shares on the TSX on December 31, 2024 of $2.61.

Outstanding Option-Based Awards
The following table sets out for each NEO the number and value of their options outstanding on December 31, 2024.

Name	Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)1
David Cates	300,000	1.26	March 8, 2026	405,000
	315,000	1.84	March 7, 2027	242,550
	360,000	1.49	March 13, 2028	403,200
	439,000	2.61	March 4, 2029	Ni
Total	1,414,000			1,050,550
Elizabeth Sidle	69,000	1.84	March 7, 2027	53,130
	98,000	1.49	March 13, 2028	109,760
	123,000	2.61	March 4, 2029	Nil
Total	290,000			162,890
Kevin Himbeault	76,000	1.84	March 7, 2027	36,480
	99,000	1.49	March 13, 2028	82,170
	89,000	2.61	March 4, 2029	Nil
Total	264,000			118,650

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Geoff Smith	96,000	2.31	December 20, 2028	28,800
	94,000	2.61	March 4, 2029	Nil
Total	52,000			28,800
Amanda Willett	95,000	1.26	March 8, 2026	128,250
	77,000	1.84	March 7, 2027	59,290
	95,000	1.49	March 13, 2023	106,400
	89,000	2.61	March 4, 2029	Nil
Total	356,000			293,940

Notes for Outstanding Option-Based Awards:
1.
Option values have been calculated using the closing price of the Shares on the TSX on the last trading day of 2024 of $2.61, less the applicable exercise price of the outstanding options. As at December 31, 2024, some of the options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.

Executive Share Ownership Requirement
The Company’s executive officers are subject to the share ownership requirement, requiring them to hold Shares (including RSUs and PSUs) at the following levels, within five years of becoming subject to the requirement.

Executive	Share Ownership Requirement
Chief Executive Officer	1x base salary
Other Officers	0.5x base salary

For the purposes of assessing compliance for Denison’s executive officers, the share ownership requirement provides that Denison’s securities are valued in the following manner:

●
Common Shares: The value of the Shares is equal to the actual purchase price. For Shares acquired through the exercise of stock options, the Shares issued upon exercise will be valued at the closing price of the Shares on the TSX on the day before exercise. For Shares acquired through the vesting of PSUs or RSUs, the value of these Shares shall be calculated as the greater of the market value of the PSUs or RSUs under the Share Unit Plan at the date of grant and the closing price of the Shares on the day before issue.

●
RSUs: The value of the RSUs shall be equal to the closing price of the Shares on the TSX on the day before grant.

●
PSUs: The value of unvested PSUs shall be equal to half of their market value at the time of grant as determined using the closing price of the Shares on the TSX on the day before grant. The value of vested PSUs shall be equal to the closing price of the Shares on the TSX on the day before grant.

●
Equity Owned Prior to Requirement: Notwithstanding the foregoing, the value of equity an individual owned prior to becoming subject to the share ownership requirement shall be equal to the greater of their cost of acquisition or the value of the holdings using the closing price of the Shares on the TSX on the day before the individual becomes subject to the requirement.

If an executive officer’s share ownership requirement is increased due a change in their position or an increase in base salary, the executive officer will have an additional five‐year period from the date of the increase to meet the additional share ownership.

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The share ownership requirement for Denison’s executive officers was instituted on March 3, 2022. As of March 24, 2025, the approximate share ownership values for the applicable NEOs are as follows:

Name of Current Officers	Base Salary1	Equity Value2	Status
David Cates	$575,000	$10,669,000	Compliant (approx. 19x base salary)
Elizabeth Sidle	$302,000	$644,000	Compliant (approx. 2x base salary)
Kevin Himbeault	$290,000	$587,000	Compliant (approx. 2x base salary)
Geoff Smith	$265,000	$241,000	Compliant (approx. 1x base salary)
Amanda Willett	$290,000	$1,817,000	Compliant (approx. 6x base salary)

Notes for Share Ownership Requirement:
1.
The base salary for each NEO disclosed above is as at December 31, 2024.
2.
The equity values of Shares, PSUs and RSUs held by the NEOs have been calculated in accordance with the share ownership requirement as of March 24, 2025.

Loans to Executives
As of the date of this Circular, Denison and its subsidiaries had no loans outstanding to any current or former NEOs, except routine indebtedness as defined under Canadian securities laws.

Compensation on Termination
Pursuant to Mr. Cates’ executive employment agreement with the Company, upon termination of the employment agreement by either party for any reason, Mr. Cates shall be paid all compensation earned by him (regardless of whether yet paid) as of the effective date of termination. In the event that Mr. Cates's employment is terminated (a) by the Company for a reason other than just cause or (b) by Mr. Cates in the event of a Good Reason, Mr. Cates will be entitled to (i) a payment equal to 24 months’ salary, (ii) a bonus payment in an amount equal to the bonus payment earned by Mr. Cates for the fiscal year ending immediately prior to the effective date of termination, and (iii) a payment equivalent to 19% of the amount determined pursuant to (i) as compensation for discontinued benefits.

Mses. Sidle and Willett and Messrs. Himbeault & Smith all have similar written executive employment agreements with the Company at the end of the financial year, which set out their rights in the event of termination, including termination without cause or termination by the executive for “Good Reason” (as defined below). Upon termination of the employment agreement by either party for any reason, the NEO shall be paid all compensation earned by such NEO (regardless of whether yet paid) as of the effective date of termination. In the event that the NEO's employment is terminated (a) by the Company for a reason other than just cause – except as described below, or (b) by the NEO in the event of a Good Reason, the NEO will be entitled to a payment equal to 18 months’ salary and a bonus payment in an amount equal to the bonus payment awarded to such NEO for the fiscal year ending immediately prior to the effective date of termination.

In each contract, a Good Reason means:

●
the assignment of any duties inconsistent with the status of the executive's assigned office or a material alteration in the executive’s duties, responsibilities, status or reporting relationship;
●
a reduction in the executive’s annual base salary;
●
requiring the executive to be based in a different location;
●
any other events or circumstances which would constitute a constructive dismissal at common law; or

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●
a “change of control” of the Company. A “change of control” means (a) the acquisition of control or direction by any holder of the voting rights of 50% or more of the Shares, (b) a cessation of the incumbent directors constituting a majority of the Board when the incumbent directors do not recommend or approve of the replacement directors, or (c) the approval by the Shareholders of (i) a business arrangement (such as an amalgamation, arrangement or merger) not approved by the Board which results in the current Shareholders immediately thereafter not holding more than 50% of the Shares; (ii) the liquidation, dissolution or winding up of the Company; or (iii) the sale, lease or other disposition of all or substantially all of the assets of the Company.

Pursuant to the Company’s Option Plan, subject to a specific provision in an NEO employment agreement, all options held by directors and employees of the Company vest immediately following a change of control, which is defined in the Option Plan as the acquisition of 30% or more of the then outstanding Shares or a sale by the Company of substantially all of its assets. All options are then exercisable for a period of 60 days following the close of any such transaction.

Pursuant to the Share Unit Plan, subject to the provisions of any NEO employment agreement, in the event of a Termination on Change of Control, (a) all unvested RSUs outstanding shall immediately vest on the date of such termination; and (b) all unvested PSUs (with performance criteria outstanding) shall vest on the date of such termination using an Adjustment Factor as determined by the Compensation Committee. See “Equity Compensation Plans – Share Unit Plan”.

Pursuant to the employment agreements for each of Messrs. Cates, Himbeault and Smith and Mses. Sidle and Willett, if the NEO’s employment agreement is terminated by the Company without cause or by the NEO for Good Reason, any of such NEO’s unvested stock options will automatically vest and all stock options held by the NEO will be exercisable for a 90-day period.

The table below is a summary of the compensation that would have been paid to the NEOs if any of them had been terminated on December 31, 2024, which includes situations of termination without cause and termination without cause in the event of a change of control.

Name	Separation Pay($)	Bonus Payment($)	Value of In-the-Money Equity Awards1($)	Payment in lieu of Benefits ($)	Total($)
David Cates	1,150,000	341,000	8,826,593	218,500	10,536,093
Elizabeth Sidle	453,000	97,320	773,194	Nil	1,323,514
Kevin Himbeault	435,000	83,510	798,410	Nil	1,316,920
Geoff Smith	397,5002	10,000	279,360	Nil	686,860
Amanda Willett	435,000	90,070	2,090,273	Nil	2,615,343
Notes to Termination Payouts:
1.
The amount shown represents the incremental value of the NEOs’ unexercised in-the-money equity as at December 31, 2024, based on the closing price of the Shares on the TSX on December 31, 2024 of $2.61 and assuming all of the options and share units have vested. The Company would not be required to make any cash payment for this amount upon termination of the NEO.
2.
Pursuant to his executive employment agreement, and calculated as at December 31, 2024, this amount will be $132,000 in the event of termination without cause.

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Equity Compensation Plans

Denison has two equity compensation plans: Option Plan and Share Unit Plan.

Denison’s Option Plan is a fixed number share option plan under which a maximum of 39,670,000 Shares have been authorized for issuance on the exercise of options, representing 4.4% of the Company’s issued and outstanding Shares at December 31, 2024. The Option Plan was first implemented in 1997, and was amended and updated (with shareholder and regulatory approval) in 2006 and then again in 2013.

Denison’s Share Unit Plan is a fixed number share unit plan under which a maximum of 15,000,000 Shares have been authorized for issuance, representing 1.67% of the Company’s issued and outstanding Shares at December 31, 2024. The Share Unit Plan was first implemented in 2018. Denison is seeking approval for the Restated Plan with a maximum of 21,000,000 Shares authorized pursuant thereto (see “Approval of Amended & Restated Share Unit Plan” above for further details).

As at December 31, 2024, there were an aggregate of 5,649,167 options, 6,944,751 RSUs and 260,000 PSUs outstanding under their respective plans, and the number and price of Shares to be issued under the Option Plan and Share Unit Plan, and the percentage relative to the number of issued and outstanding Shares of the Company, was as follows:

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Equity Compensation (a)	The number in (a) as Percentage of Issued and Outstanding Shares	Weighted – Average Exercise Price of Outstanding Equity Compensation	Number of Shares Remaining Available for Future Issuance Under Equity Plan (excluding Shares reflected in (a))	Percentage of Issued and Outstanding Shares
Equity Compensation Plans Approved by Shareholders - Option Plan - Share Unit Plan	5,649,167 7,204,751	0.63% 0.80%	$1.86 N/A3	9,410,7401 1,735,6332	1.05% 0.19%
Equity Compensation Plans Not Approved by Shareholders5	Nil	Nil	Nil	Nil	Nil
Notes:
1.
The maximum number of Shares issuable under the Option Plan is 39,670,000. As at December 31, 2024, 30,259,260 options had been granted (less cancellations) since the Option Plan’s inception in 1997.
2.
The maximum number of Shares issuable under the Share Unit Plan is 15,000,000. As at December 31, 2024, 13,264,367 Share Units had been granted (less cancellations) since the Share Unit Plan’s inception in March 2018.
3.
Share Units issued under the Share Unit Plan do not have an exercise price and they entitle the holder to Shares upon vesting and settlement. As at December 31, 2024, the granted and outstanding Share Units had a fair value of $2.61 per Share Unit, based on the closing price of the Shares on the TSX on December 31, 2024.
4.
Shareholders are being asked to approve the Restated Plan. No share units have been issued pursuant to the Restated Plan as at the date hereof.

 For the fiscal years ended December 31, 2022, 2023 and 2024: (a) the annual burn rate for all of Denison’s equity compensation arrangements is 0.37%, 0.40% and 0.41%, respectively; (b) the annual burn rate for securities issued under the Option Plan is 0.20%, 0.22% and 0.19%, respectively; and (c) the annual burn rate for securities issued under the Share Unit Plan was 0.17%, 0.18%, and 0.22%, respectively.

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As at the date of the Circular, reflecting additional plan activities and the annual equity compensation grants since December 31, 2024, there were an aggregate of 7,234,834 options, 7,591,419 RSUs and 260,000 PSUs outstanding under their respective plans, the Shares issuable pursuant thereto representing 0.81%, 0.85%, and 0.03%, respectively, of the issued and outstanding Shares. 7,793,073 Shares, representing 0.87% of the issued and outstanding Shares, remain available for issuance under the Option Plan, and 626,299 Shares, representing 0.07% of the issued and outstanding Shares, remain available for issuance under the Share Unit Plan.

Option Plan
The purpose of the Option Plan is to attract, retain and motivate the Company’s directors, officers, key employees and consultants and to align their interests with those of the Company and its Shareholders. The Compensation Committee administers grants under the Option Plan. All grants are subject to the approval of the Board.

Below are the key provisions of Denison’s Option Plan:

●
A maximum of 39,670,000 Shares are currently authorized for issuance under the Option Plan.

●
Denison’s directors, officers, employees and consultants of the Company or a subsidiary of the Company or any employee of a management company providing services to the Company or a subsidiary of the Company are eligible to participate under the Option Plan.

●
Options cannot have a term of over ten years; however, since 2011, the Board has adopted a practice of granting options with five year terms and, for grants prior to 2022, vesting of options in two equal parts on each of the first and second anniversaries of the grant date. In March 2022, the Board adopted a practice of vesting options over three years for subsequent grants.

●
Grants are typically done annually. The Compensation Committee takes into account previous grants when it considers recommending to the Board new grants of options.

●
The Board fixes the exercise price of an option at the time of the grant at the TSX closing price of Shares on the trading day immediately before the date of the grant, and the exercise price cannot be lower than this price.

●
If a director, officer or an employee leaves the Company, all of their options will expire 30 days after they cease to be a director or an employee, except the expiry period is extended if the options would otherwise expire during a period of time when trading Shares is restricted. In certain cases, individual employment agreements may vary vesting rights and expiry periods upon termination or upon a change of control. See “Compensation on Termination” starting on page 55 for more information. The Option Plan provides that options granted to a consultant will terminate 30 days after the consultant agreement terminates.

●
The Option Plan does not provide for a restriction on the maximum number of securities issuable to any one person or company. However, no more than 10% of total Shares issued and outstanding can be reserved for issuance to insiders in a one-year period under the Option Plan and any other security-based compensation arrangement, and no more than 10% of total Shares issued and outstanding can be issued to all insiders in a one-year period under the Option Plan and any other share-based compensation arrangement. Options cannot be transferred to another person.

●
The following kinds of changes require Shareholder approval under the terms of the Option Plan:

✓
any change to the number of Shares that can be issued under the plan, including increasing the fixed maximum number of Shares, or changing from a fixed maximum number to a fixed maximum percentage of Shares
✓
any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders

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✓
the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to participants
✓
the addition of a cashless exercise feature which does not provide for a full deduction of the number of underlying Shares from the plan reserve
✓
the addition of a deferred or restricted share unit or any other provision which results in Shares being received while no consideration is received by Denison
✓
discontinuance of the Option Plan
✓
any other amendments that could lead to a significant dilution of the Company’s outstanding Shares or may provide additional benefits to participants under the Option Plan, especially insiders, at the expense of the Company and its existing Shareholders

●
No change to the Option Plan can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the Option Plan.

●
The Board has the power, subject to regulatory approval where required, to make a limited number of changes to the Option Plan, including amendments of a house keeping nature, changes to the vesting provisions of an option, a change to the termination provisions of an option, provided that the extension does not go beyond the original expiry date of the option, and the addition of a cashless exercise feature that provides for a full deduction of Shares from the plan reserve.

●
The Company prohibits the giving of financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Option Plan.

●
Certain option grants to the executive officers of the Company may be subject to recovery pursuant to the Company’s Clawback Policy (see page 32 for details).

Share Unit Plan
The Company’s goal with equity compensation in general is for it to act as an important tool to help motivate directors, officers, key employees and consultants, attract and retain the best people, and to align the participant’s interests with those of the Company and its Shareholders. The purpose of the Share Unit Plan is to update the Company’s equity compensation program, bringing it in line with current market practices, and to create more flexibility in the types of incentive awards that may be made to eligible participants.

The Share Unit Plan was adopted in March 2018 (and ratified by Shareholders on May 3, 2018), after the Company received feedback from certain investors suggesting the Company’s management could hold more equity in the Company. As a result of that feedback, GGA was requested to provide a report, in part, on the competitiveness of the Company’s long-term incentive plan. The GGA report noted that the grant of share units under a share unit plan would assist management in increasing their respective share ownership levels and increase their exposure to the share price, in a different way than more traditional stock option ownership.

Shareholders are being asked at the Meeting to approve the Restated Plan (see “Approval of Amended & Restated Share Unit Plan” above for further details).

Below are the key provisions of Denison’s Share Unit Plan and the proposed amendments under the Restated Share Unit Plan:

●
The Share Unit Plan authorizes a maximum of 15,000,000 Shares for issuance thereunder.

 If the Restated Plan is approved at the Meeting, the Restated Plan will authorize a maximum of 21,000,000 Shares for issuance thereunder from the Restated Plan effective date. As at the date of the Circular, Denison had 7,851,419 Share Units outstanding issued under the Share Unit Plan. Accordingly, if approved, the Restated Plan would allow for the issuance by Denison of an additional 13,148,581 Share Units for settlement into an equivalent number of Shares.

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●
Participants may be granted RSUs or PSUs or any combination of the foregoing. The vesting of PSUs is conditional upon achievement by the holder of defined performance objectives.

●
Eligible participants in the Share Unit Plan are Denison’s directors, officers, employees and consultants of the Company or an affiliate of the Company or any employee of a management company providing services to the Company or an affiliate of the Company.

●
Grants are anticipated to be done annually.

●
The Board will approve the terms of the RSUs and PSUs, as applicable, at the time of grant of the applicable Share Units, and each grant letter will describe the vesting and settlement provisions. The Board has adopted a practice of granting RSUs with vesting in three equal parts on each of the first, second and third anniversaries of the grant date.

●
Share Units are eligible to be settled on the first business day following the applicable vesting date, unless the holder of the Share Unit has elected to defer settlement.

●
Participants shall be entitled to elect, by written notice to the Company, to defer the settlement of their Share Units until the date which is the earlier of (i) the date to which the participant has elected to defer receipt of Shares in accordance with Section 3.4 of the Share Unit Plan; and (ii) the date of the Participant’s Retirement, Resignation, Termination with Cause or Termination Without Cause or Termination after Change of Control of the Company (as each term is defined in the Share Unit Plan).

●
The Board will have the option, at the time of the grant of the Share Units, to allow a participant to elect to settle their Share Units in cash instead of Shares issued from treasury. If, at the time of settlement, the participant elects to settle in cash, the cash payment will be determined by the number of Shares the participant would be eligible to receive multiplied by the closing price of the Shares on the TSX on the day before exercise. The Company has the right to override the participant’s election and settle such RSUs or PSUs in shares issued from treasury. If a participant has elected to defer settlement, they will no longer be entitled to elect to receive cash on settlement of their Share Units.

●
Subject to the terms of the grant letter or a participant’s employment agreement:

●
in the event of Termination Without Cause: (a) if the participant has been continuously employed for at least two years, (i) any unvested RSUs will automatically vest and become available for settlement, and (i) the unvested PSUs will vest using an Adjustment Factor as determined by the Board, and (b) if the participant has been continuously employed for less than two years, all of the unvested RSUs and PSUs shall become void and the participant shall have no entitlement to the issuance of Shares under such Share Units.

●
in the event of the Retirement of a participant, their unvested Share Units will automatically vest on the date of Retirement and the Shares underlying such Share Units will be issued to the participant as soon as reasonably practical thereafter.

●
in the event of the death of a participant, their unvested Share Units will automatically vest on the date of death and the Shares underlying all Share Units will be issued to the participant’s estate as soon as reasonably practical thereafter.

●
in the event of the disability of a participant (as may be determined in accordance with the policies, if any, or general practices of the Company or any subsidiary), any of their unvested Share Units will automatically vest on the date on which the participant is determined to be totally disabled and the Shares underlying the Share Units held will be issued to the Participant as soon as reasonably practical thereafter.

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●
in the event of a Termination on Change of Control, all unvested Share Units outstanding shall immediately vest on the date of such termination, subject to an adjustment for any performance criteria that have not been satisfied for unvested PSUs.

●
Except pursuant to (i) a will or by the laws of descent and distribution, or (ii) any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant, no Share Unit and no other right or interest of a participant is assignable or transferable.

●
Unless the Company has received requisite shareholder approval, under no circumstances shall the Share Unit Plan, together with all other security based compensation arrangements of the Company (including the Option Plan), result, at any time, in: (i) the aggregate number of Shares reserved for issuance to insiders (as a group) at any point in time exceeding 10% of the Company’s issued and outstanding Shares; (ii) the issuance to insiders (as a group), within a one‐year period, of an aggregate number of Shares exceeding 10% of the Company’s issued and outstanding Shares; (iii) the aggregate number of Shares reserved for issuance to all non‐employee directors of the Company exceeding 1% of the Company’s issued and outstanding Shares; or (iv) the grant to any individual non‐employee director of the Company of more than $150,000 worth of Shares annually. Subject to compliance with the foregoing, the Share Unit Plan does not provide for a restriction on the maximum number of securities issuable to any one person or company.

●
Shareholder and applicable stock exchange approvals will be required for any amendment, modification or change to the provisions of the Share Unit Plan which would:

✓
materially increase the benefits to the holder of the Share Units who is an Insider to the material detriment of the Company and its shareholders;
✓
increase the maximum number of Shares which may be issued from treasury pursuant to Share Units granted pursuant to the Share Unit Plan (other than by virtue of adjustments pursuant to the Share Unit Plan);
✓
extend the expiry date for share units granted to Insiders under the Share Unit Plan;
✓
permit Share Units to be transferred, other than for normal estate settlement purposes or transfers to any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant;
✓
remove or exceed the Insider participation limits set forth in the Share Unit Plan;
✓
amend the definition of “Participant” to allow for additional categories of Participants or otherwise materially modify the eligibility requirements for participation in the Share Unit Plan; or
✓
modify the amending provisions in section 4.5 of the Share Unit Plan.

If the Restated Plan is approved at the Meeting, Shareholder and applicable stock exchange approvals will be required for any amendment, modification or change to the provisions of the Restated Plan which would:
✓
increase the maximum number of Shares which may be issued from treasury pursuant to Share Units granted pursuant to the Restated Plan (other than by virtue of adjustments pursuant to the Restated Plan);
✓
extend the expiry date for Share Units granted to Insiders under the Restated Plan;
✓
remove or exceed the Insider participation limits set forth in the Restated Plan;
✓
amend the eligible Participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis, or any increase to limits previously imposed on non-employee director participation; or
✓
modify the amending provisions in section 4.5 of the Restated Plan.

 2025 DENISON MANAGEMENT INFORMATION CIRCULAR

●
The Board has the power, subject to regulatory approval where required, to make a limited number of changes to the Share Unit Plan, including amendments of a house keeping nature, changes to the vesting or settlement provisions of a Share Unit, a change to the termination provisions of a Share Unit or the Share Unit Plan, any amendment respecting the administration of the Share Unit Plan, and any amendments to reflect changes to applicable securities or tax laws or that are otherwise necessary to comply with applicable law or the requirements of the applicable stock exchanges or other regulatory body having authority over the Company, the Share Unit Plan, the participants, or the Shareholders.

If the Restated Plan is approved at the Meeting, the Board will have the power, subject to regulatory approval where required, to make the following changes to the Restated Plan:
✓
amendments of a “housekeeping” or administrative nature, including, without limitation, any amendment for the purpose of curing any ambiguity, error or omission in the Restated Plan, to correct or supplement any provision of the Restated Plan that is inconsistent with any other provision of the Restated Plan, to correct any grammatical or typographical errors, or to amend the definitions in the Restated Plan regarding administration of the Restated Plan;
✓
changes to the vesting provisions or other restrictions applicable to any Share Unit, grant letter or the Restated Plan;
✓
changes to the provisions of the Restated Plan, any Share Unit or grant letter relating to the expiration of Share Units, provided that the changes do not entail an extension beyond the original expiry date of such award;
✓
the cancellation of a Share Unit;
✓
amendments necessary to suspend or terminate the Restated Plan;
✓
amendments necessary to comply with the provisions of applicable law (including the rules, regulations and policies of any applicable stock exchange); or
✓
any other amendment to the Restated Plan, any Share Units and/or any grant letters that do not require shareholder approval under the rules of any applicable stock exchange.

●
In the event of a Takeover Bid, if a bona fide Offer for Shares is made, the Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule related to each participant’s Share Units so that notwithstanding the other terms of this Plan, the underlying Shares may be conditionally issued to each participant holding Share Units so (and only so) as to permit the participant to tender the Shares pursuant to the Offer.

If the Restated Plan is approved at the Meeting, the above provision will be removed.

●
In the event of a Change of Control, the Board has the right to provide for the conversion or exchange of any outstanding Share Units into or for units, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Share Units and the rights of participants are not materially adversely affected by any such changes. If the successor entity does not assume or provide valuable substitute security for the outstanding Share Units, (a) the Plan will be terminated effective immediately prior to the Change of Control, (b) all RSUs will vest and a specified number of outstanding PSUs will vest, as determined in the Board’s discretion using an Adjustment Factor (in accordance with the Share Unit Plan), and (c) the Share Units will automatically convert into the entitlement to receive a cash payment, to be paid by the Company in the same manner and timing as the underlying Share Unit would have been in accordance with the Plan, provided however, that such cash payment will not be paid later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered.

 2025 DENISON MANAGEMENT INFORMATION CIRCULAR

If the Restated Plan is approved at the Meeting, upon the occurrence of a Change of Control, the Board or the Compensation Committee may provide for: (i) the accelerated vesting of unvested Share Units, subject to an adjustment for any performance criteria that have not been satisfied for unvested PSUs, (ii) the assumption or replacement of Share Units by the successor entity, (iii) the surrender of Share Units in exchange for a cash payment made by the successor entity, or (iv) any combination of the foregoing.

●
If a dividend becomes payable by the Company on its Shares, at the Board’s discretion participants may be entitled to be credited with dividend equivalent payments in the form of additional RSUs and/or PSUs, as applicable, which additional units will be settled at the same time that the underlying RSUs and/or PSUs, as applicable, are settled.

●
PSUs granted to-date, to certain executive officers of the Company, vest in tranches provided the holder satisfies the performance conditions to vesting (an overall base level of achievement as assessed pursuant to the Bonus Plan, as described above, or similar assessment). If those vesting conditions are not satisfied, such PSUs would expire unvested.

●
Certain Share Unit awards to the executive officers of the Company may be subject to recovery pursuant to the Company’s Clawback Policy (see page 32 for details).

The Board or the Compensation Committee administer grants under the Share Unit Plan, and subject to the terms of the Share Unit Plan, certain Grant Letters may alter the terms of the Share Unit Plan as it applies to any particular participant’s grant of share units. In addition, in certain cases, individual employment agreements may vary the rights of participants. All grants are subject to the approval of the Board, unless the Board delegates such approval to the Compensation Committee.

 2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Additional Information

Shareholder Engagement
Denison works to ensure effective communication between the Company and its Shareholders and the public. Shareholders, employees and other interested parties are encouraged to reach out directly to management and/or the Board of the Company, to communicate any questions or concerns, and the Company regularly receives and responds to such inquiries.

The Company’s representatives are always engaged in investor relations and other Shareholder and stakeholder outreach, such as taking part in various public and private conferences throughout the year, and generally making themselves available to respond to inquiries and concerns. The Company’s investor relations procedures are monitored by the Board, and are intended to be a tool for the concerns of Shareholders and other interested parties to be addressed on an individual basis. Shareholders and the public are also informed of developments in the Company by the issuance of timely press releases and quarterly reports which are also posted to the Company’s website and filed on SEDAR+ and EDGAR.

The Board also adopted the annual Shareholder advisory vote on the Company’s executive compensation practices, as a means for Shareholders to provide their views on the Company’s pay for performance compensation model. While this advisory vote is a useful tool for the Board and management, Shareholders are encouraged to contact the Board directly to enable the Board to better understand the voting results and address any concerns Shareholders may have.

The Board monitors all the policies and procedures that are in place to ensure a strong, cohesive, sustained and positive image of the Company with Shareholders, governments and the public generally.

Shareholders, employees or other interested parties may communicate directly with management, the Chair of the Board and/or the other directors by writing to them at Denison’s Toronto office (1100 – 40 University Avenue, Toronto, Ontario, M5J 1T1). Correspondence should be marked to the attention of the appropriate party.

The Company can also be contacted:
Online:	www.denisonmines.com and https://denisonmines.com/investors/agm-information/
Email:	info@denisonmines.com
Regular Mail:	1100 - 40 University Avenue, Toronto, Ontario M5J 1T1
Phone:	416-979-1991 or 1-888-260-4455

 2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Additional Disclosure
Additional information relating to the Company is available on Denison’s website at www.denisonmines.com, on SEDAR+ under the Company’s profile at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Financial information related to the Company is contained in the Company’s financial statements and related management’s discussion and analysis for its most recently completed financial year.

You may request a printed copy of the following documents free of charge by writing to the Corporate Secretary of the Company at 1100 - 40 University Avenue, Toronto, Ontario M5J 1T1:

●
The Company’s 2024 Annual Report, containing the Company’s consolidated financial statements and related MD&A for its year ended December 31, 2024;

●
Any subsequently filed quarterly report; or

●
The Company’s most recent Annual Information Form or Annual Report on Form 40-F.

Approval

The contents and the sending of this Circular to Shareholders, the directors and the auditor of the Company have been approved by the Board.
By Order of the Board of Directors,
Jennifer Traub
Chair of the Board

2025 DENISON MANAGEMENT INFORMATION CIRCULAR

Appendix A

MANDATE OF THE BOARD, POSITION DESCRIPTIONS
AND LIMITS TO MANAGEMENT’S RESPONSIBILITIES

The Board of Directors of Denison Mines Corp. has adopted this written mandate and position descriptions for the Board, the Chair of the Board, the Chair of each Committee of the Board and the Chief Executive Officer (“CEO”), including the definition of the limits to management’s responsibilities.

On at least an annual basis, the Corporate Governance and Nominating Committee shall review and assess the adequacy of this mandate and make a recommendation to the Board regarding updating or amending the same.

1.
MANDATE AND POSITION DESCRIPTION FOR THE BOARD

(a)
The Board has adopted the following mandate in which it explicitly acknowledges responsibility for the stewardship of the Company and, as part of the overall stewardship responsibility, responsibility for the following matters:
(i)
to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;
(ii)
the strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
(iii) the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;
(iv)
succession planning, including appointing, training and monitoring of senior management;
(v)
the Company’s communications policy; and
(vi)
the Company’s internal control and management information systems.

(b)
The Board takes its responsibilities very seriously and expects that all directors will participate in Board and Committee meetings on a regular basis, to the extent reasonably practicable, and will review all meeting materials in advance of each meeting. Attendance of directors shall be taken at each Board meeting by the Corporate Secretary or Assistant Corporate Secretary.

(c)
At all times, a majority of the Board will satisfy the independence requirements set out by the Canadian Securities Administrators in National Policy 58-201 and any other applicable laws and regulations as the same may be amended from time to time. The independent directors shall meet at least once per year to discuss the Company’s matters.

(d)
The Company, together with its subsidiaries, is committed to conducting its business in compliance with the law and the highest ethical standards, and to the highest standards of openness, honesty and accountability that its various stakeholders are entitled to expect. The Audit Committee of the Board has established a Policy and Procedures for the Receipt, Retention and Treatment of Complaints Regarding Accounting or Auditing Matters, and the Company has established a Code of Ethics for Directors, Officers and Employees, which establishes procedures for directors, officers and employees to report any concerns or questions they may have about violations of the Code or any laws, rules or regulations. In addition, the Board will consider adopting other measures for receiving feedback from stakeholders if at any time the Board or its independent directors consider the foregoing to be inadequate.

(e)
All new directors will receive a comprehensive orientation. This orientation may vary from director to director, depending on his or her expertise and past experience, but in each case will be sufficient to ensure that each director fully understands the role of the Board and its committees, the contribution individual directors are expected to make (including the commitment of time and resources that is expected) and an understanding of the nature and operation of the Company’s business.

(f)
The Board will provide continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

(g)
Prior to nominating or appointing individuals as directors, the Board will consider the advice and input of the
Corporate Governance and Nominating Committee on all relevant matters, including:

(i)
the appropriate size of the Board, with a view to facilitating effective decision making; (ii)what competencies and skills the Board, as a whole, should possess; and
(iii)
what competencies and skills each existing director possesses.

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2.
POSITION DESCRIPTIONS FOR THE CHAIR OF THE BOARD, THE LEAD DIRECTOR, THE CHAIR OF BOARD COMMITTEES AND THE CEO

(a)
Where the Chair of the Board is not an independent director, in accordance with paragraph 1(c) of this Mandate, or the appointment is otherwise recommended by the Corporate Governance and Nominating Committee, the Board will appoint from among the independent directors, upon a recommendation of the Corporate Governance and Nominating Committee, a Lead Director to serve as such until the next meeting of shareholders where directors are elected, unless otherwise removed by resolution of the Board of Directors.

(b)
The Chair of the Board (or Lead Director, in the Chair’s absence or if the Chair is not independent) will:

(i)
act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties;
(ii)
organize the Board to function independently of management, and ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between the Board and management responsibilities are clearly understood and respected;
(iii)
ensure that the Board has an opportunity to meet without members of management, regularly, and without non-independent directors at least once per year;
(iv)
determine, in consultation with the Board and management, the time and places of the meetings of the Board;
(v)
manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities and mandates, where appropriate, through its duly appointed committees, including:
o
ensuring that the Board works as a cohesive team and providing the leadership essential for this purpose;
o
ensuring that the resources available to the Board (in particular timely and relevant information) are adequate to support its work;
o
ensuring that a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis;
o
ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the board and committees is assessed on a regular basis; and
o
ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board.
(vi)
ensure that the Board has a succession planning process is in place to appoint the Chief Executive Officer and other members of management when necessary;
(vii)
co-ordinate with management and the Corporate Secretary or Assistant Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;
(viii)
preside as chair of each meeting of the Board;
(ix)
communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board;
(x)
in consultation with the CEO, and as appropriate, be available to, and respond to inquiries from, internal and external stakeholders; and
(xi)
act as liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner, which will involve working with the Chief Executive Officer to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues and that the Company is building a healthy governance culture.

The Chair of the Board or the Lead Director may, as the case may be, delegate or share, where appropriate, certain of these responsibilities with any committee of the Board.

(c)
In addition to any other duties he or she may perform, the Lead Director will provide leadership for the Board’s independent directors.

(d)
Any special responsibilities and authorities of the Chair of any committee of the Board will be set out in the Terms of Reference/Mandate for the Committee. In general, the Chair of a Committee shall lead and oversee the Committee to ensure that it fulfills its mandate as set out in the Committee’s Terms of Reference/Mandate. In particular, the Chair shall:

(i)
organize the Committee to function independently of management, unless specifically provided otherwise in the Committee’s Mandate;
(ii)
ensure that the Committee has an opportunity to meet without members of management as necessary;
(iii)
determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;

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(iv)
manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;
(v)
co-ordinate with management and the Secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;
(vi)
provide advice and counsel to the CEO and other senior members of management in the areas covered by the Committee’s mandate;
(vii)
preside as chair of each meeting of the Committee; and
(viii)
communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

(e)
The CEO, subject to the authority of the Board, shall have general supervision of the business and affairs of the Company and such other powers and duties as the Board may specify, from time to time. These responsibilities shall include: (i) providing leadership and vision for the Company for it to grow in a sustainable manner; (ii) developing a strategic plan for the Board’s approval, and ensuring implementation of that plan; (iii) overseeing the development and implementation of, and compliance with, key corporate policies and practices, regarding corporate governance, ESG, climate and sustainability, risk identification and management and financial reporting, as well as compliance with applicable legal and regulatory requirements; and (iv) making recommendations to the Board regarding the implementation, performance and monitoring, as the case may be, of each of the items referred to in paragraphs 2(b)(i) to (b)(vii) of this mandate and ensuring that procedures are in place and followed by the Company so that each of those items and any other requirement of the Board is implemented, performed and monitored in a prudent and responsible manner in accordance with the determinations of the Board. The Board will develop and approve periodically, as the Board considers necessary, the corporate goals and objectives that the CEO is responsible for meeting.

3.
LIMITS ON THE CEO’S AUTHORITY

(a)
Unless specifically instructed otherwise by the Board, and except as set out in Section 127(3) of the Ontario Business Corporations Act (the “OBCA”), the CEO of the Company has the responsibility and authority to transact any business or approve any matter:

(i)
in the ordinary course of business of the Company; and
(ii)
that is not in the ordinary course of business of the Company, but that is not likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Company; and

(b)
In addition to those matters referred to in Section 127(3) of the OBCA, Board approval is required with respect to any business or matter that is not in the ordinary course of business of the Company and that is likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Company.

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Appendix B

DENISON MINES CORP.
AMENDED AND RESTATED SHARE UNIT PLAN

ARTICLE I
INTRODUCTION
1.1
Purpose of Plan

This Plan provides for the granting of Share Unit Awards and payment in respect thereof through the issuance of one Share from treasury of the Company per Share Unit (subject to adjustments), subject to obtaining the approval of the Stock Exchanges and the Required Shareholder Approval, for services rendered, for the purpose of advancing the interests of the Participants through payment of compensation related to appreciation of the Shares.
1.2
Definitions

(a)
“Adjustment Factor” means the factor by which the number of PSUs to be vested in the event of Termination on Change of Control is determined to be adjusted, with reference to the performance of the Company and the Participant during the Performance Period, as determined by the Committee in its sole discretion.

(b)
“Affiliate” means any Company that is an affiliate of the Company as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time.

(c)
“Associate” with any person or company, is as defined in the Securities Act (Ontario), as may be amended from time to time.

(d)
“Board” means the Board of Directors of the Company.

(e)
“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario.

(f)
“Cash Equivalent” means the amount of money expressed in Canadian dollars equal to the product of the Market Price multiplied by the number of vested Share Units in the Participant’s notional account, net of any applicable withholding taxes, on the date that the Share Units are settled, as applicable.

(g)
“Change of Control” means the occurrence of any one or more of the following events:

(i)
a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares immediately prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation immediately after completion of the transaction;
(ii)
the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than transactions among the Company and its Subsidiaries;
(iii)
a resolution is adopted to wind-up, dissolve or liquidate the Company;

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(iv)
any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Company which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Company's outstanding voting securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);
(v)
as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity (a “Transaction”), fewer than 50% of the directors of the Company are persons who were directors of the Company immediately prior to such Transaction; or
(vi)
the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing definition of Change of Control, “voting securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(h)
“Committee” means the Board or the Compensation Committee or, if the Board so determines in accordance with Section 2.2 of the Plan, any other committee of directors of the Company authorized to administer the Plan from time to time.

(i)
“Company” means Denison Mines Corp. and includes any successor corporation thereof.

(j)
“Compensation Arrangements” means all security-based compensation arrangements, as such term is defined in the TSX Company Manual, as such may be amended or revised.

(k)
“Deferred Entitlement” for a Participant means the deferral of the payment of Shares under a Share Unit to a date after the Entitlement Date~~;~~.

(l)
“Deferred Payment Date” for a Participant means the date after the Entitlement Date which is the earlier of (i) the date to which the Participant has elected to defer receipt of Shares in accordance with Section 3.4 of this Plan; and (ii) the date of the Participant’s Retirement, Resignation, Termination with Cause or Termination Without Cause or Termination after Change of Control of the Company.

(m)
“Eligible Person” means any officer, director, employee or consultant of the Company or its Affiliates or any employee of any management company providing services to the Company or its Affiliates, and any such person’s personal holding company, as designated by the Board in its sole and absolute discretion.

(n)
“Entitlement Date” means the date that a Share Unit is eligible for payment on or after the Vesting Date, as determined by the Committee in its sole discretion in accordance with the Plan and as outlined in the Grant Letter issued to the Participant.

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(o)
“Grant Date” means the effective date that a Share Unit is awarded to a Participant under this Plan, as evidenced by the Grant Letter.

(p)
“Grant Letter” means the grant letter issued to a Participant evidencing, and setting forth the terms of, a Share Unit awarded to a Participant under this Plan.

(q)
“Insider” has the meaning ascribed to such term in the TSX Company Manual.

(r)
“Market Price” as at any date in respect of the Shares shall be the closing price of the Shares on the TSX or, if the Shares are not listed on the TSX, on the principal ~~stock exchange~~Stock Exchange on which such Shares are traded, on the trading day immediately prior to the relevant date. In the event that the Shares are not then listed and posted for trading on a ~~stock exchange~~Stock Exchange, the Market Price shall be the fair market value of such Shares as determined by the Committee in its sole discretion.

(s)
“NYSE” means NYSE American LLC.

(t)
“Participant” means a PSU Participant or a RSU Participant, as applicable.

(u)
“Performance Criteria” means shall mean criteria, if any, established by the Committee which, without limitation, may include criteria based on the financial performance and operational performance, including significant milestones of the Company and/or an Affiliate.

(v)
“Performance Period” means the period within which Performance Criteria must be satisfied..

(w)
“Plan” means this Amended and Restated Share Unit Plan, as may be amended from time to time.

(x)
“PSU” or “Performance Share Unit” means a unit credited by means of an entry on the books of the Company to a PSU Participant, representing the right to receive one Share (subject to adjustments) issued from treasury.

(y)
“PSU Participant” means an Eligible Person who has been designated by the Company for participation in the Plan and to whom a Performance Share Unit has been granted or will be granted hereunder.

(z)
“Required Shareholder Approval” means the approval of this Plan by the shareholders of the Company, in accordance with the requirements of the Stock Exchanges, as applicable.

(aa)
“Resignation” means the cessation of employment (as an officer or employee) or service as a director of the Participant with the Company or an Affiliate as a result of a resignation by the Participant, other than as a result of Retirement.

(bb)
“Retirement” means the Participant ceasing to be an employee or officer of the Company or an Affiliate as a result of a resignation by the Participant where the Participant is at least 55 years of age; has completed 5 years of service with Company or an Affiliate and the Participant has indicated that the Participant intends to cease active full-time employment from any employer.

(cc)
“RSU” or “Restricted Share Unit” means a unit credited by means of an entry on the books of the Company to an RSU Participant, representing the right to receive one Share (subject to adjustments) issued from treasury.

(dd)
“RSU Participant” means an Eligible Person who has been designated by the Company for participation in the Plan and to whom a Restricted Share Unit has been granted or will be granted hereunder.

(ee)
“Share Unit” means a Performance Share Unit and/or a Restricted Share Unit.

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(ff)
“Share Unit Award” means an award of Share Units under this Plan to a Participant.

(gg)
“Shares” means the common shares in the capital of the Company.

(hh)
“Stock Exchanges” means, as the context requires, the TSX, NYSE or any other stock exchange on which the Shares are listed for trading at the relevant time.

(ii)
“Termination on Change of Control” means Termination Without Cause within 6 months of a Change of Control.

(jj)
“Termination With Cause” means the termination of employment (as an officer or employee) of the Participant with cause by the Company or an Affiliate for any of the following acts or omissions:

(I)
The willful failure of the Participant to follow the reasonable and lawful instructions of the Company or an Affiliate;

(II)
The willful failure of the Participant to perform the reasonable duties assigned to the Participant by the Company or an Affiliate;

(III)
Willful misconduct by a Participant;

(IV)
A material breach or non-observance of any of the provisions any employment contract between the Participant and the Company or any Affiliate;

(V)
Any conduct of the Participant that tends to bring him or the Company (or an Affiliate) into disrepute and which is not corrected within a reasonable time after the Participant receives written notice from the Company or an Affiliate; or

(VI)
Any other act or omission constituting cause at common law.

(kk)
“Termination Without Cause” means the termination of employment (as an officer or employee) of the Participant without cause by the Company or an Affiliate and, in the case of an officer, includes the removal of or failure to reappoint the Participant as an officer of the Company or an Affiliate.

(ll)
“TSX” means the Toronto Stock Exchange.

(mm)
“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

(nn)
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(oo)
“U.S. Taxpayer” means a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident or a Participant for whom a benefit under this Plan would otherwise be subject to U.S. taxation under the U.S. Internal Revenue Code of 1986, as amended, and the rulings and regulations in effect thereunder.

(pp)
“Vesting Date” means the date or dates determined in accordance with the terms of the Grant Letter in respect of a PSU or RSU, on and after which a particular PSU or RSU, as applicable, can be settled, subject to amendment or acceleration from time to time in accordance with the terms of the Plan.

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1.3
The headings of all articles, sections and paragraphs in this Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.4
Whenever the singular or masculine are used in this Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.5
The words "herein”, "hereby”, "hereunder”, "hereof” and similar expressions mean or refer to this Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.6
Unless otherwise specifically provided, all references to dollar amounts in this Plan are references to lawful money of Canada.

ARTICLE II
ADMINISTRATION OF THE PLAN
2.1
Administration

This Plan shall be administered by the Committee and the Committee shall have full authority to:

(a)
determine the Eligible Persons who may participate in this Plan;

(b)
grant Share Unit Awards;

(c)
determine the terms, including the limitations, restrictions, vesting period, Performance Criteria, Performance Period, Adjustment Factor, availability for cash settlement, and conditions, if any, of such grants; and

(d)
administer this Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Committee may deem necessary in order to comply with the requirements of this Plan.

All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Company. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan.

No member of the Board or any person acting pursuant to authority delegated to it hereunder shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and each member of the Board and each such person shall, in addition to their rights as directors or officers of the Company, as applicable, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made in good faith. All costs incurred in connection with this Plan shall be for the account of the Company.

Nothing contained herein shall prevent the Board from adopting other or additional Compensation Arrangements or other compensation or incentive mechanism of the Company. This Plan shall not in any way fetter, limit, obligate, restrict or constrain the Committee with regard to the allotment or issue of any Shares or any other securities in the capital of the Company other than as specifically provided in this Plan.

Subject to Section 4.5, the Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable non-Canadian jurisdiction. Without limiting the foregoing, notwithstanding anything to the contrary in the Plan, the provisions of Schedule “A” shall apply to Share Unit Awards to a Participant who is a U.S. Taxpayer.

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2.2
Delegation to Committee

All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by resolution of the Board, be exercised by a committee of the Board, including the Committee.

2.3
Register

The Company shall maintain a register in which it shall record the name and address of each Participant and the number of Share Units (and their corresponding key conditions and Entitlement Date) awarded to each Participant.

ARTICLE III
SHARE UNIT AWARDS
3.1
Share Unit Awards

A Share Unit Award may be made to an Eligible Person as determined in the sole and absolute discretion of the Committee.
At the time of the grant, the Committee shall determine:
(a)
whether to grant a Performance Share Unit, and if so, the Performance Criteria, the Performance Period, the Vesting Date and the Adjustment Factor, if any, established by the Committee;

(b)
whether to grant a Restricted Share Unit, and if so, the Vesting Date;

(c)
whether the Participant shall be granted the right to elect to receive from the Company the Cash Equivalent of all or a portion of the Share Units that are the subject of a Share Unit Award in accordance with Section 3.3 of the Plan; and

(d)
any other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Committee may determine.

The Share Units awarded will be credited to the Participant’s account, effective as of the Grant Date.

3.2
Settlement

The Share Units will be settled as soon as practicable following the first Business Day following the Entitlement Date or, if applicable, the Deferred Payment Date, unless otherwise provided under this Plan.

Each Participant will be entitled to settlement by way of issuance of Shares from treasury. Settlement in Shares will be completed by delivery to the Participant of a share certificate or the entry of the Participant’s name on the share register for the Shares. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Company.
Alternatively, certain Participants may be entitled, pursuant to the terms of their Grant Letter or as otherwise may be determined by the Committee, to elect to receive the Cash Equivalent of all or a portion of their Shares in accordance with Section 3.3.

For the avoidance of doubt, a Participant will have no right or entitlement whatsoever to receive any Shares or, if applicable, the Cash Equivalent until the Entitlement Date or, if applicable, the Deferred Payment Date.

3.3
Cash Equivalent

If the Grant Letter provides that a Participant is eligible to elect to receive the Cash Equivalent for the Shares that are the subject of a particular Share Unit Award, the Participant may deliver written notice to the Company, 30 days before the Entitlement Date, notifying the Company of its election to receive the Cash Equivalent in respect of any or all vested Share Units held by such Participant. Notwithstanding any election by the Participant, the Committee may, in its sole discretion, choose to settle the Share Units with Shares issued from treasury in the manner set forth in Section 3.2.

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For purposes of determining the Cash Equivalent of a Share Unit, such calculation will be made on the Entitlement Date based on the Market Price, provided that if the Entitlement Date falls on a date upon which a Participant is subject to a black-out period or trading restriction imposed by the Company (but, for greater certainty, not a cease trade order or other restriction imposed by any person other than the Company), then the Cash Equivalent shall be calculated based on the Market Price on the date that is seven (7) days following the date the relevant black-out period or other trading restriction imposed by the Company is lifted, terminated or removed.

Settlement in cash will be completed by delivery to the Participant of a cheque to the Participant representing the applicable Cash Equivalent.

For the avoidance of doubt, any Participant who elects to have a Deferred Entitlement in accordance with Section 3.4 of this Plan will not be eligible to receive the Cash Equivalent for such Shares.

3.4
Deferred Entitlement and Deferred Payment Date

A Participant may elect to defer to receive a Deferred Entitlement, being the deferral of receipt of all or any part of their Shares following the Entitlement Date until a Deferred Payment Date. Any Participant who elects to have a Deferred Entitlement will not be eligible to receive the Cash Equivalent for such Shares in accordance with Section 3.3.

Participants who elect to have a Deferred Entitlement must give the Company written notice of such election not later than thirty (30) days prior to the Entitlement Date. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty (30) days prior to the Entitlement Date and a notice once given may not be changed or revoked. A Participant who has elected to have a Deferred Entitlement must then give the Company written notice of the Deferred Payment Date not later than ten (10) business days prior to the chosen Deferred Payment Date, which date must be a Business Day.

In the event of the Retirement, Resignation, Termination with Cause, Termination Without Cause or Termination on Change of Control of the Participant following the Entitlement Date and prior to the Deferred Payment Date, the Participant shall be entitled to receive and the Company shall issue forthwith the applicable Shares in satisfaction of the Share Units then held by the Participant that have vested in accordance with the applicable provisions of this Plan.

3.5
Dividends

In the event a dividend is paid in cash or Shares to shareholders of the Company on the Shares while a Share Unit is outstanding no payment in cash or Shares shall be made to each Participant in respect of Share Units; however, the Committee may, in its sole discretion, elect to credit each Participant with additional Share Units reflective of the cash or Share dividends to such Participant. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account on the record date had been Shares divided by the Market Price of a Share on the date on which dividends were paid by the Company. If the foregoing shall result in a fractional Share Unit, the fraction shall be disregarded.

The additional Share Units will vest and be settled on the Participant’s Entitlement Date or, if applicable, the Deferred Payment Date of the particular Share Unit Award to which the additional Share Units relate.

3.6
Termination on Change of Control

In the event of a Termination on Change of Control:

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(a)
all unvested Restricted Share Units outstanding pursuant to a Share Unit Award shall automatically immediately vest on the date of such Termination on Change of Control and the date of termination will be the Entitlement Date for all such RSUs; and

(b)
If there are any Performance Criteria of a Performance Share Unit that have not yet been met, other than the passage of time, all PSUs shall vest on the date of such Termination on Change of Control using an Adjustment Factor as determined by the Committee, and the date of termination will be the Entitlement Date for all such PSUs.

Upon a Change of Control, Participants shall not be treated any more favourably than shareholders of the Company with respect to the consideration the Participants would be entitled to receive for their Shares.
3.7
Death or Disability of Participant

In the event of:
(a)
the death of a Participant, any unvested Share Units held by such Participant will automatically vest on the date of death of such Participant and the Shares underlying all Share Units held by such Participant will be issued to the Participant’s estate as soon as reasonably practical thereafter; or

(b)
the disability of a Participant (as may be determined in accordance with the policies, if any, or general practices of the Company or applicable affiliate), any unvested Share Units held by such Participant will automatically vest on the date on which the Participant is determined to be totally disabled and the Shares underlying the Share Units held will be issued to the Participant as soon as reasonably practical thereafter.

3.8
Retirement

In the event of Retirement of a Participant, any unvested Share Units held by such Participant will automatically vest on the date of Retirement and the Shares underlying such Share Units will be issued to the Participant as soon as reasonably practical thereafter.

3.9
Termination Without Cause

(a)
In the event of Termination Without Cause of a Participant that has been continuously employed by the Company or any Affiliate for at least two (2) years prior to the date of such Termination Without Cause inclusive of any notice period, if applicable, any unvested Share Units held by such Participant, that are not subject to Section 3.9(b) as a result of not being subject to Performance Criteria, will automatically vest on the date of Termination Without Cause and the Shares underlying such Share Units will be issued to the Participant as soon as reasonably practical thereafter.

(b)
In the event of Termination Without Cause of a Participant that has been continuously employed by the Company or any Affiliate for at least two (2) years prior to the date of such Termination Without Cause inclusive of any notice period, if applicable, any unvested PSUs with Performance Criteria that have not been satisfied held by such Participant will vest on the date of such Termination Without Cause using an Adjustment Factor as determined by the Committee, and the date of termination will be the Entitlement Date for all such PSUs, unless otherwise stipulated in the Participant’s Grant Letter or as may otherwise be determined by the Committee in its sole and absolute discretion.

(c)
In the event of Termination Without Cause of a Participant that has been continuously employed by the Company or any Affiliate for less than two (2) years prior to the date of such Termination Without Cause inclusive of any notice period, if applicable, all of the Participant’s Share Units shall become void and the Participant shall have no entitlement and will forfeit any rights to any issuance of Shares under this Plan unless otherwise stipulated in the Participant’s Grant Letter.

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3.10
Termination With Cause or Resignation

In the event of Termination With Cause or the Resignation of a Participant, all of the Participant’s Share Units shall become void and the Participant shall have no entitlement and will forfeit any rights to any issuance of Shares under this Plan effective the date of such Termination With Cause or Resignation regardless of any notice period, except as may otherwise be stipulated in the Participant’s Grant Letter or as may otherwise be determined by the Committee in its sole and absolute discretion. Share Units that have vested but that are subject to a Participant’s election to set a Deferred Payment Date shall be issued forthwith following the Termination with Cause or the Resignation of the Participant.

3.11
Share Unit Grant Letter

Each grant of a Share Unit under this Plan shall be evidenced by a Grant Letter issued to the Participant by or on behalf of the Company. Such Grant Letter shall be subject to all applicable terms and conditions of this Plan and may include any other terms and conditions which are not inconsistent with this Plan and which the Committee deems appropriate for inclusion in a Grant Letter. Grant Letters may be issued in electronic format or made available through other electronic means and the provisions of the various Grant Letters issued under this Plan need not be identical.

3.12
Subject to Employment/Severance Agreements

Sections 3.6, 3.7, 3.8, 3.9, 3.10, ~~4.10~~ and ~~4.11~~4.10 shall be subject to any employment/severance agreement between the Participant and the Company or its Affiliates and in the event of any conflict between Sections 3.6, 3.7, 3.8, 3.9, 3.10, ~~4.10~~ and ~~4.11~~4.10 hereof and any such employment/severance agreement, the provisions of such employment/severance agreement will prevail, except where any provision of such employment/severance agreement would modify the terms of the Plan or any Share Units in a manner described in Sections 4.5(h) through 4.5(l), in which case the terms of the Plan will prevail.

3.13
Participation Limits

The maximum number of Shares made available for issuance from treasury under this Plan, subject to adjustments pursuant to this Plan, shall not exceed ~~15,000,000~~21,000,000 Shares. Any Shares subject to a Share Unit which has been cancelled or terminated in accordance with the terms of the Plan without settlement will again be available under the Plan.
This Plan, together with all other Compensation Arrangements, shall not result in:

(a)
the aggregate number of Shares reserved for issuance to Insiders of the Company (as a group), at any point in time, exceeding 10% of the Company’s total issued and outstanding Shares;

(b)
within any one (1) year period, the issuance to Insiders of the Company (as a group), of an aggregate number of Shares exceeding 10% of the Company’s total issued and outstanding Shares;

(c)
the aggregate number of Shares reserved for issuance to all non-employee directors of the Company exceeding 1% of the Company’s total issued and outstanding Shares; or

(d)
the grant to any individual non-employee director of the Company of more than $150,000 worth of Shares annually.

For greater certainty the number of Shares outstanding shall mean the number of Shares outstanding on a non-diluted basis on the date immediately prior to the proposed Grant Date.

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ARTICLE IV
GENERAL
4.1
Effectiveness

This Plan shall become effective upon Board approval, subject to the acceptance and approval of the Plan by the Stock Exchanges and the Required Shareholder Approval.

Subject to and following the receipt of the approval of the Stock Exchanges and the Required Shareholder Approval, the Company shall have the power to satisfy any Share Unit obligation of the Company (including those granted prior to and conditional on such approvals) by the issuance of Shares from treasury at a rate of one Share for each Share Unit, subject to adjustment. For greater certainty, if the Required Shareholder Approval is not obtained, such conditional grants will be void and no Shares may be issued from treasury in respect of such Share Units.

4.2
Discontinuance of Plan

The Committee or the Board, as the case may be, may discontinue this Plan at any time in its sole discretion, and without shareholder approval, provided that such discontinuance may not, without the consent of the Participant, in any manner adversely affect the Participant’s rights under any Share Unit granted under this Plan. In the event this Plan is discontinued by the Committee or the Board the balance of outstanding Share Units shall be maintained until the earlier of the Entitlement Date for, or the termination, resignation, retirement, death or disability of, each Participant as provided for under this Plan.

4.3
Non-Transferability

Except pursuant to (a) a will or by the laws of descent and distribution, or (b) any registered retirement savings plans or registered retirement income funds of which the Participant is and remains the annuitant; no Share Unit and no other right or interest of a Participant is assignable or transferable.

In the event that a Participant receives Shares from the Company in satisfaction of a grant of Share Units during a black-out period, the Participant shall not be entitled to sell or otherwise dispose of such Shares until such black-out period has expired.

In the event that a Participant in the United States receives Shares from the Company in satisfaction of a grant of Share Units pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, such Shares will be “restricted securities”, as such term is defined in Rule 144(a)(3) under the U.S. Securities Act, and may not be offered, sold, pledged or otherwise transferred unless such Shares are registered under the U.S. Securities Act and all applicable state securities laws or in compliance with an exemption or exclusion therefrom, and such Shares will bear a restrictive legend to such effect.

4.4
Income Taxes

The Company or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes or other source deduction which the Company or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with the grant, vesting or settlement of Share Units pursuant to this Plan, including a sale on behalf of a Participant of a sufficient number of Shares to fund such withholding obligation. For greater certainty, should it be deemed necessary or appropriate by the Company or its Affiliate, no cash payment will be made or Shares issued until an amount sufficient to cover the applicable withholding taxes payable on settlement of the Share Units has been received by the Company or its Affiliate, as the case may be, or other arrangements have been made for payment of the withholding taxes to the satisfaction of the Company or its Affiliate, as the case may be. Without limiting the generality of the foregoing, the Company or its Affiliate will have the right to deduct from payments of any kind otherwise due to a Participant any taxes of any kind required to be withheld by the Company or its Affiliate, as the case may be, pursuant to this Plan.

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4.5
Amendments to the Plan

Until such time as the Company receives the Required Shareholder Approval, the Plan may be amended, suspended or terminated at any time by the Committee in whole or in part. No amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by applicable law, adversely affect the rights accrued to such Participants with respect to Share Units granted prior to the date of the amendment.

Following receipt of the Required Shareholder Approval, the Committee may from time to time in its sole discretion, and without shareholder or Participant approval, amend, modify and change the provisions of this Plan, ~~and~~ Share Unit ~~Award~~Awards and/or any Grant ~~Letter~~Letters, in connection with ~~(without limitation)~~:

(a)
amendments of a “housekeeping” or administrative nature, including, without limitation, ~~those made to clarify the meaning of an existing provision,~~any amendment for the purpose of curing any ambiguity, error or omission in the Plan, to correct or supplement any provision of the Plan that is inconsistent with any other provision~~,~~ of the Plan, to correct any grammatical or typographical errors, or to amend the definitions in the Plan regarding administration of the Plan;

(b)
~~the addition or a change to any vesting or settlement provisions of a Share Unit~~changes to the vesting provisions or other restrictions applicable to any Share Unit, Grant Letter or the Plan;

(c)
changes to the ~~termination~~ provisions of ~~a~~the Plan, any Share Unit or ~~the Plan~~Grant Letter relating to the expiration of Share Units, provided that the changes do not entail an extension beyond the original expiry date of such award;

(d)
the cancellation of a Share Unit;

(e)
~~(d) any amendment to the Plan respecting administration of~~amendments necessary to suspend or terminate the Plan; ~~and~~

(f)
~~(e)~~ amendments ~~to reflect changes to applicable securities or tax laws or that are otherwise~~ necessary to comply with the provisions of applicable law ~~or the requirements of the TSX or any other regulatory body having authority over the Company, the Plan, the Participants or the shareholders.~~(including, without limitation, the rules, regulations and policies of the Stock Exchanges); or

(g)
any other amendment to the Plan, any Share Units and/or any Grant Letters that do not require shareholder approval under the rules of the Stock Exchanges.

~~However, any~~Any amendment, modification or change to the provisions of this Plan which would:
~~(f)~~
 ~~materially increase the benefits to the holder of the Share Units who is an Insider to the material detriment of the Company and its shareholders;~~
(~~g~~h)
increase the maximum number of Shares which may be issued from treasury pursuant to Share Units granted pursuant to this Plan (other than by virtue of adjustments pursuant to this Plan);
(~~h~~i)
extend the expiry date for Share Units granted to Insiders under the Plan;
~~(i)~~
 ~~permit Share Units to be transferred other than for normal estate settlement purposes or to any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant;~~
(j)
remove or exceed the Insider participation limits set forth in (a) to (d) of Section ~~3.13~~3.13 of this Plan;

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(k)
amend the ~~definition of “Participant” to allow for additional categories of Participants or otherwise materially modify the eligibility requirements for~~eligible Participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis, or any increase to limits previously imposed on non-employee director participation ~~in this Plan~~; or
(l)
modify the amending provisions of the Plan set forth in this Section 4.5~~,~~;

shall only be effective on such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of this Plan shall be subject to the approval, if required, by any Stock Exchange having jurisdiction over the securities of the Company.

4.6
Participant Rights

No holder of any Share Units shall have any rights as a shareholder of the Company. Except as otherwise specified herein, no holder of any Share Units shall be entitled to receive, and no adjustment is required to be made for, any dividends, distributions or any other rights declared for shareholders of the Company.

4.7
No Right to Continued Employment or Service

Nothing in this Plan shall confer on any Participant the right to continue as an employee or officer of the Company or any Affiliate, as the case may be, or interfere with the right of the Company or Affiliate, as applicable, to remove such officer and/or employee.

4.8
Clawback

Notwithstanding any other provision in the Plan, if the Participant is the CEO and/or the CFO of the Company, the Participant’s Share Unit Awards will be subject to clawback in accordance with the policies and procedures of the Company as adopted and amended by the Board, from time to time.

4.9
Adjustments

In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment may be made to outstanding Share Units by the Committee, in its sole discretion, to reflect such changes. If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of this Plan.

~~4.10~~ Effect of Take-Over Bid
~~If a bona fide offer (the "Offer") for Shares is made to shareholders generally (or to a class of shareholders that would include the Participant), which Offer, if accepted in whole or in part, would result in the offeror (the "Offeror") exercising control over the Company within the meaning of the Securities  Act (Ontario), then the Company shall, as soon as practicable following receipt of the Offer, notify each Participant of the full particulars of the Offer. The Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule related to each Participant’s Share Units so that notwithstanding the other terms of this Plan, the underlying Shares may be conditionally issued to each Participant holding Share Units so (and only so) as to permit the Participant to tender the Shares received in connection with the Share Units pursuant to the Offer. If:~~
~~(a) the Offer is not complied with within the time specified therein;~~
~~(b) the Participant does not tender the Shares underlying the Share Units pursuant to the Offer; or~~
~~(c) all of the Shares tendered by the Participant pursuant to the Offer are not taken up and paid for by the Offeror,~~
 ~~then at the discretion of the Committee or the Board, the Share Units shall be deemed not to have been settled and the Shares or, in the case of clause (c) above, the Shares that are not taken up and paid for, shall be deemed not to have been issued and will be reinstated as authorized but unissued Shares and the terms of the Share Units as set forth in this Plan and the~~

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 ~~applicable Grant Letter shall again apply to the Share Units.~~
 ~~Upon the Company entering into an agreement relating to a transaction which, if completed, would result in a Change of Control, or otherwise becoming aware of a pending Change of Control, the Company shall give written notice of the proposed Change of Control to Participants, together with a description of the effect of such Change of Control on outstanding Share Units, not less than seven (7) days prior to the closing of the transaction resulting in the Change of Control.~~
 ~~Notwithstanding anything else in this Plan or any Grant Letter, the Committee has the right to provide for the conversion or exchange of any outstanding Share Units into or for units, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Share Units and the rights of Participants are not materially adversely affected by any such changes.~~

4.10
~~4.11~~ Effect of Change of Control~~.~~

If a Change of Control occurs, and unless otherwise provided in a Grant Letter or a written employment contract between the Company and a Participant, and except as otherwise set out in this Section 4.10, the Committee, in its sole discretion, may provide that:
()
the Share Units that have not previously vested will vest on the effective date of the Change of Control, provided that if there are any Performance Criteria of a PSU that have not yet been met, other than the passage of time, such PSUs may vest using an Adjustment Factor as determined by the Committee;

(a)
~~If~~ the ~~surviving, successor or acquiring entity does not assume the outstanding Share Units or~~successor corporation or entity will assume each Share Unit or replace it with a substitute Share Unit on terms substantially similar ~~share units for the outstanding Units:~~

~~(a) the Plan will be terminated effective immediately prior to the Change of Control and all Restricted Share Units will be deemed to be vested Restricted Share Units and a specified number of outstanding Performance Share Units will be deemed to be vested Performance Share Units and will be redeemed as of the termination date of the Plan. The number of Performance Share Units that are deemed to be vested Performance Share Units will be determined in Board’s discretion using an Adjustment Factor.~~to the existing Share Unit, provided that the replacement of any Share Unit with a substitute RSU or substitute PSU will be such that the substitute Share Unit will continuously be governed by section 7 of the Income Tax Act (Canada);
~~(b) the Market Price of the Share underlying a Share Unit will be determined and crystallized using the Market Price of the Share on the date of the Change of Control and, at such time, such Share Unit will automatically convert into the entitlement of such Participant to receive a cash payment, to be paid by the Company in the same manner and timing as the underlying Share Unit would have been in accordance with the Plan, provided however, that such cash payment will not be paid later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered.~~
(b)
the Share Units will be surrendered for a cash payment made by the successor corporation or entity equal to the Market Price thereof; or

(c)
any combination of the foregoing will occur.

4.11
~~4.12~~ Unfunded Status of Plan

This Plan shall be unfunded.

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4.12
4.13 No Interest

No interest or other amounts shall accrue to a Participant in respect of any amount payable by the Company to the Participant under this Plan or a Share Unit.

4.13
4.14 Compliance with Laws

If any provision of this Plan or any Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. The Company shall not be obliged by any provision of the Plan or the grant of any Share Unit hereunder to issue Shares or deliver a Cash Equivalent in violation of such laws, rules and regulations or any condition of such approvals.

No Units shall be granted, and no Shares shall be issued hereunder, where such grant or issuance would require registration of the Plan or the Shares under the securities laws of any foreign jurisdiction (other than Canada or the United States) and any purported grant of any Unit or issuance of any Shares hereunder in violation of this provision shall be void.

4.14
4.15 Governing Law

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.15
~~4.16~~ Effective Dates and Amendments

Approved by the Board on March ~~8~~25, ~~2018~~2025.

Approved by Shareholders on [May 12], 2025, amending and restating the Share Unit Plan approved by the Shareholders on May 3, 2018.

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SCHEDULE “A”
DENISON MINES CORP.
AMENDED AND RESTATED SHARE UNIT PLAN

Notwithstanding anything to the contrary in the Plan, the provisions of this Schedule “A” shall apply to the Share Unit Awards made to a Participant during the period that he or she is a U.S. Taxpayer.

1.
Retirement

Notwithstanding Section 3.8 of the Plan, any unvested Share Units held by a Participant that is a U.S. Taxpayer will automatically vest on the date such Participant attains the age of 65 and the Shares underlying such Share Units will be issued to the Participant forthwith and in any event no later than March 15 of the following calendar year.

2.
Election of a Deferred Payment Date

Notwithstanding Section 3.4 of the Plan, a Participant who is a U.S. Taxpayer shall only be allowed to elect a Deferred Entitlement if such election is delivered by written notice to the Company not less than twelve (12) months before the Entitlement Date and only if such election designates a Deferred Payment Date that is not less than five (5) years after the original Entitlement Date. Notwithstanding the last paragraph of Section 3.4 of the Plan, for any Participant who is a U.S. Taxpayer, settlement of any Share Units shall not be accelerated upon a Retirement, Resignation, Termination with Cause, Termination Without Cause or Termination on Change of Control unless such event also qualifies as a “separation from service” under U.S. Treasury Regulation 1.409A-1(h) from the Company or an Affiliate which is a “service recipient” (as defined under U.S. Treasury Regulation 1.409A-1(h)(3)) in relation to the Participant and shall also be subject to further delay in settlement by six months and one day if the Participant qualifies a “specified employee” as defined in Section 409A, except if the qualifying termination of service is on account of the Participant’s death. The determination of whether any U.S. Taxpayer is a “specified employee” shall be determined by the Board in accordance with U.S. Treasury Regulation 1.409A-1(i).

3.
Modification of Plan Terms by Employment/Severance Agreements
Notwithstanding Section 3.12 of the Plan, no employment or severance agreement term shall be applied to modify Sections 3.6, 3.7, 3.8, 3.9 or 3.10 if such application shall cause a violation of Section 409A (as defined below).

4.
Section 409A
Share Unit Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the U.S. Internal Revenue Code and the U.S. Treasury Regulations and other U.S. Internal Revenue Service guidance promulgated thereunder as in effect from time to time (“Section 409A”) and will be construed and interpreted in accordance with such intent. To the extent that a Share Unit Award or payment, or the settlement or deferral thereof, is subject to Section 409A, the Share Unit Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A.

Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant’s estate harmless from any or all such taxes or penalties.

5.
No Modification of Other Plan Terms
All provisions of the Plan shall continue to apply to a U.S. Taxpayer, except to the extent that they have not been specifically modified by this Schedule “A”.

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Denison Mines Corp.
1100 - 40 University Avenue
Toronto, ON M5J 1T1
T 416 979 1991 F 416 979 5893

www.denisonmines.com
TSX: DML
NYSE American: DNN